Exhibit 99.2

Notice of Annual General and Special

Meeting of Shareholders

Management Information Circular

September 28, 2022

September 28, 2022

Dear Shareholder:

On behalf of the Board of Directors and Management of Electra Battery Materials Corporation (formerly First Cobalt Corp.) (“Electra” or the “Company”), we would like to invite you to attend the annual general and special meeting of shareholders (the “Meeting”):

Date:	Thursday, November 10, 2022
Time:	11:00 a.m. (Toronto time)
Location:	York Room in the Sheraton Centre Toronto Hotel located at
123 Queen Street W, Toronto, Ontario, M5H 2M9

The enclosed management proxy circular (the “Circular”) contains information about voting instructions, the business of the meeting, the nominated directors, corporate governance practices and how the Company compensates its executives and directors.

The Circular also contains information on the Company’s proposed amendments to its existing Amended and Restated LTIP and proposed Employee Share Purchase Plan.

While as of the date hereof, we are intending to hold the Meeting in a physical face-to-face format, we are continuously monitoring the coronavirus (“COVID-19”) situation. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, shareholders follow, among other things, the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html) and any applicable additional provincial and local instructions. You should not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days before the Meeting. All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either virtually at the meeting or by completing and returning your proxy form.

We appreciate your support and we will continue to work for your interests.

“Trent Mell”

Trent Mell
President and Chief Executive Officer

TABLE OF CONTENTS
PART 1: VOTING INFORMATION	4
Who can vote?	4
How to vote?	4
Revoking Your Proxy	7
PART 2: BUSINESS OF THE MEETING	8
1. Receipt of Financial Statements	8
2. Appointment of Auditor	8
3. Election of Directors	8
4. 2022 LTIP	13
5. Employee Share Purchase Plan	20
PART 3: ABOUT ELECTRA	24
Corporate Governance Practices	24
Role of the Board	25
Committees of the Board	27
PART 4: EXECUTIVE COMPENSATION	31
Report of the Compensation, Governance, and Nominating Committee	31
Compensation Discussion and Analysis	32
Risks Associated with Compensation	36
Financial Instruments	36
Risks Associated with Compensation	36
Summary Compensation	37
Incentive Plan Awards	39
Termination and Change of Control Benefits	40
Securities Authorized For Issuance Under Equity Compensation Plans	41
Other Compensation Matters	41
PART 5: DIRECTOR COMPENSATION	41
PART 6: OTHER INFORMATION	43
Indebtedness of Directors and Executive Officers	43
Interest of Certain Persons or Companies in Matters to be Acted Upon	43
Interest of Informed Persons in Material Transactions	44
Management Contracts	44
Other Matters	44
Shareholder Proposals	44
Additional Information	44
Approval of Directors	45
SCHEDULE 1: MANDATE OF THE BOARD OF DIRECTORS	46
SCHEDULE 2: AUDIT COMMITTEE CHARTER	54
SCHEDULE 3: 2022 LTIP	61
SCHEDULE 4: SHARE PURCHASE PLAN	135

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of ELECTRA BATTERY MATERIALS CORPORATION (the “Company”) on Thursday, November 10, 2022, at 11:00 a.m. (Toronto time), for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2021, together with the report of the Auditors thereon;
2.	To appoint KPMG LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;
3.	To elect directors of the Company for the ensuing year;
4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2022 LTIP, as more particularly described in the accompanying management information circular of the Company dated September 28, 2022 (the “Circular”);
5.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the ESP Plan, as more particularly described in the accompanying Circular; and
6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

While as of the date hereof, we are intending to hold the Meeting in a physical face-to-face format, we are continuously monitoring the coronavirus (“COVID-19”) situation. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, shareholders follow, among other things, the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html) and any applicable additional provincial and local instructions. You should not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days before the Meeting. All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Thursday, November 10, 2022
Time:	11:00 a.m. (Toronto time)
Location:	York Room in the Sheraton Centre Toronto Hotel located at
123 Queen Street W, Toronto, Ontario, M5H 2M9

All resolutions require a simple majority of the votes cast at the Meeting, whether in person or by proxy. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. The resolutions to approve the 2022 LTIP and the ESP Plan require a simple majority of the votes cast at the Meeting by disinterested Shareholders. The text of these resolutions has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

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You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on September 28, 2022 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
September 28, 2022

By Order of the Board of Directors,

“Trent Mell”

Trent Mell

President and Chief Executive Officer

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MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Electra Battery Materials Corporation (the “Company” or “Electra”) for use at the annual general and special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Thursday, November 10, 2022 at the time and place and for the purposes outlined in the accompanying Notice of Annual General and Special Meeting of Shareholders and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at September 28, 2022.

While as of the date hereof, we are intending to hold the Meeting in a physical face-to-face format, we are continuously monitoring the coronavirus (“COVID-19”) situation. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, shareholders follow, among other things, the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html) and any applicable additional provincial and local instructions. You should not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days before the Meeting. All Shareholders are strongly encouraged vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Thursday, November 10, 2022
Time:	11:00 a.m. (Toronto time)
Location:	York Room in the Sheraton Centre Toronto Hotel located at
123 Queen Street W, Toronto, Ontario, M5H 2M9

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Company by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of soliciting proxies in connection with the Meeting will be borne directly by the Company.

Notice-and-Access

The Company is availing itself of the “notice-and-access” provides in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders (as defined below) and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Non-Registered Shareholders (as defined below), which allow the Company to deliver this Circular and other proxy-related materials to Shareholders via certain specified electronic means, provided that the conditions of NI 51-102 and NI 54-101 are met.

The Company will deliver this Circular and other proxy-related materials to Shareholders by posting it on its website at https://www.ElectraBMC.com/investors/meeting-materials/. These materials will be available on the Company’s website as of October 10, 2022 and will remain on the website for one full year thereafter. The materials will also be available under the Company’s profile on SEDAR at www.sedar.com as of October 10, 2022. Shareholders may contact the Company’s transfer agent, TSX Trust Company (Canada) (“TSX Trust”), at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com to request a paper copy of the Circular and other proxy-related materials. Shareholders with questions on notice-and-access may also contact TSX Trust.

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The Company will not use the procedure known as “stratification” about the use of notice-and-access provisions. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the Circular to certain Shareholders with the notice package.

PART 1: VOTING INFORMATION

Who can vote?

Registered and Non-Registered Shareholders

You have the right to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, if you owned Common Shares of the Company as of the close of business (Toronto time) on September 28, 2022 (the “Record Date”). Each Common Share you own entitles you to one vote in person or by proxy at all meetings of the Shareholders. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

You are a registered Shareholder (a “Registered Shareholder”) if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by Electra’s transfer agent, TSX Trust. You are a non-registered (or beneficial) Shareholder (a “Non-Registered Shareholder”) if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common Shares outstanding and principal holders of Common Shares

On April 5, 2022, the Company announced a share consolidation of its Common Shares (the “Consolidation”) on the basis of one new post-Consolidation Common Share for every 18 pre-Consolidation Common Shares issued and outstanding on the effective date of the Consolidation. The Consolidation was effected on April 13, 2022 and resulted in the number of issued and outstanding Common Shares being reduced from approximately 562 million to approximately 31 million, on a non-diluted basis. In addition, the exercise price and the number of Common Shares issuable upon the exercise of outstanding stock options (“Options”), Common Share purchase warrants (“Warrants”) and other outstanding convertible securities were proportionately adjusted to reflect the Consolidation the Company underwent with the terms of such securities for the holders of such instruments. All equity figures in this Circular are reflected on a post-Consolidation basis.

On September 28, 2022, the Company had 32,372,177 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, as of September 28, 2022, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding Common Shares.

How to vote?

You can vote via the internet, fax, mail or email. You may elect to vote by proxy. Voting by proxy means you are giving someone else the authority to vote your shares for you (called your proxyholder).

Completing the Proxy Form

This package includes a proxy form (for Registered Shareholders) (the “Proxy Form”) that includes the names of Electra officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your Proxy Form and do not specify how you want to vote your Common Shares, one of these officers or directors will vote your Common Shares in favour of the items listed in the Notice of Annual General and Special Meeting of Shareholders.

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You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the Proxy Form, or by completing another Proxy Form and providing proper instructions to vote your Common Shares. This person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your Common Shares, or if they are pre-registered to attend the Meeting by conference call using the link provided above. You may pre-register them or provide them with the link to pre-register themselves before the deadline.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If you do not specify how you want to vote your Common Shares, your proxyholder can vote as he or she sees fit. If there are changes or new items, your proxyholder has the discretionary authority to vote your Common Shares as he or she sees fit.

Returning your Proxy Form

To be effective, TSX Trust must receive your completed Proxy Form no later than 11:00 a.m. (Toronto time) on Tuesday, November 8, 2022.

If the Meeting is postponed or adjourned, we must receive your completed Proxy Form by 11:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting at his or her discretion and he or she is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of discretion

Concerning matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying Proxy Form will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your Proxy Form will vote or withhold from voting per your instructions on any ballot that may be called for and if the Shareholder specifies a choice concerning any matter to be acted upon, the Common Shares will be voted accordingly. The proxy will confer discretionary authority on the nominee with respect to matters identified in the Proxy Form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Internet

Go to www.tsxtrust.com/vote-proxy and follow the instructions on the screen. You will need your control number, which appears below your name and address on the Proxy Form.

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Fax and Email

Complete both sides of the Proxy Form, sign and date it and fax both sides to Electra’s transfer agent, TSX Trust Company (Canada), Attention: Proxy Department, to 416.368.2502 or toll-free in Canada and the United States at 1.866.781.3111 or scan and email to proxyvote@tmx.com.

Mail

Complete, sign and date the Proxy Form and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

As noted above, shareholders, employees and other stakeholders, the Company encourages Shareholders to vote in advance of the Meeting using the Proxy Form or the voting instruction form provided to them with the Meeting materials.

Non-Registered Shareholders

The information outlined in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name should note that only proxies deposited by Registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee fa or many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Non-Registered Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy Form provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, provides those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the voting instruction forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

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Non-Registered Shareholders fall into two (2) categories—those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. The Company will not be sending proxy-related materials directly to NOBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver proxy-related materials to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents if the OBO wishes to receive them, the OBO may not receive the documentation.

As noted above, a Non-Registered Shareholder receiving a voting instruction form cannot use that voting instruction form to vote the Common Shares directly at the Meeting or any adjournment or postponement thereof. Although a Non-Registered Shareholder may not be recognized directly at the Meeting to vote Common Shares registered in the name of his or her broker, a Non-Registered Shareholder may obtain a legal proxy from such broker, or Broadridge as the agent for that broker, to attend the Meeting as a proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. To do this, a Non-Registered Shareholder must enter their own name in the blank space on the voting instruction form indicating that they or their appointee are going to attend and vote at the Meeting and return the voting instruction form to their broker or Broadridge per the instructions provided well in advance of the Meeting. The Non-Registered Shareholder will also need to complete the pre-registration steps noted above in advance of the 11:00 a.m. (Toronto time) on Tuesday, November 8, 2022 deadline to receive a separate phone number and a unique PIN for registration purposes at the Meeting. Non-Registered Shareholders who have not duly appointed themselves and have not completed the pre-registration steps will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

All references to Shareholders in the Notice of Annual General and Special Meeting of Shareholders, Circular and the accompanying Proxy Form are to Registered Shareholders of the Company as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, TSX Trust, unless specifically stated otherwise.

Revoking Your Proxy

Registered Shareholders can revoke a vote you made by proxy in one of two (2) ways:

1.	Complete a new Proxy Form that is dated later than the Proxy Form you want to revoke, and then mail it to TSX Trust, so they receive it by 11:00 a.m. (Toronto time) on Tuesday, November 8, 2022; or
2.	Send a notice in writing to the registered office of the Company at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3 so that it is received by 11:00 a.m. (Toronto time) on Wednesday, November 9, 2022 or, if the Meeting is adjourned, the last business day preceding the day of the postponed Meeting.

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PART 2: BUSINESS OF THE MEETING

The Meeting will be held to:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2021, together with the report of the Auditors thereon;
2.	To appoint KPMG LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;
3.	To elect directors of the Company for the ensuing year;
4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2022 LTIP, as more particularly described herein;
5.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested shareholders authorizing a new Employee Share Purchase Plan for the Company, as more particularly described herein; and
6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.
1.	Receipt of Financial Statements

The audited financial statements of the Company for the year ended December 31, 2021 together with the report of the Auditors thereon, will be presented to the Shareholders at the Meeting. Copies of the financial statements, the Auditors’ report and management’s discussion and analysis for the year ended December 31, 2021, have been mailed to all Registered Shareholders and Non-Registered Shareholders who have opted to receive such materials. These documents can also be found on the Company’s website at www.ElectraBMC.com and are also available on SEDAR at www.sedar.com.

No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Appointment of Auditor

Management of the Company has recommended to the Board that the Company propose KPMG LLP to the Shareholders for election as the Company’s auditors. KPMG LLP was first appointed Auditors of the Company on December 10, 2020.

The Board recommends that Shareholders vote FOR the appointment of KPMG LLP. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of KPMG LLP, as Auditors of the Company for the ensuing year, until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the directors.

3.	Election of Directors

Nominees for the Board of Directors

The Board is currently comprised of five (5) directors, all of whom are being put forth for re-election. Shareholders will also be asked to elect five directors to serve until the next annual meeting of Shareholders. The term of office for each of the Company’s present directors expires after the Meeting.

Management of the Company has nominated John Pollesel, Trent Mell, Garett Macdonald, Susan Uthayakumar and C.L. “Butch” Otter, each a current director of the Company, for re-election.

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The Board recommends that Shareholders vote FOR the election of each of the nominees. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the election of each of the nominees.

The Company expects all of its directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces the Company’s corporate values and culture of transparency, teamwork and individual accountability. Above all, the Company expects that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Director Independence

A director is not independent if he has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with his ability to exercise independent judgment. The Board has determined that it is in the best interests of the Company to ensure a majority independent Board at all times.

As of the date of this Circular, four of the Company’s five directors are independent and would be considered independent in the event they are duly re-elected to the Board. Trent Mell is the Company’s President and Chief Executive Officer (“CEO”) and is therefore not considered independent.

Director Profiles

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

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Trent Mell, 52 Toronto, Ontario Canada Director since March 14, 2017 Not Independent

Mr. Trent Mell founded Electra in 2017, bringing more than 20 years of international business and operational experience. His mining career includes mine permitting, development and operations with Barrick Gold, Sherritt International, North American Palladium and AuRico Gold. Mr. Mell’s commercial experience includes M&A, joint ventures, offtake contracts and over $2.6B in equity and debt financings. He was also CEO of Falco Resources, owner of the Horne Project which has mineral reserves of over 6M gold equivalent ounces. As President and Head of Mining of PearTree Securities, Mr. Mell created a mining team and led the firm to become the largest provider of flow-through capital in Canada, placing more than $300 million in capital in their first year. Mr. Mell holds an EMBA from the Kellogg School of Management and Schulich School of Business, a LL.M from Osgoode Hall as well as a B.A., B.C.L. and LL.B. from McGill University.

Securities Held Shares: 306,567* Options: 169,258 Deferred Share Units:31,230 Restricted Share Units: 4,573 Performance Share Units: 12,500	Member Board CGN Committee	Principal Occupation President and CEO, Electra
*87,694 shares are held by Cienna Capital Corp., a company controlled by Trent Mell	Other Directorships Toronto Hydro-Electric System Limited	Duration November 2020 – Present

John Pollesel, 59 Sudbury, Ontario Canada Director since May 17, 2017 Independent

Mr. John Pollesel is currently CEO of Boreal Agrominerals Inc., an agromineral fertilizer company. Most recently, he was Senior Vice President, Mining at Finning Canada and has over 30 years of experience in the mining industry. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada and the UK. Before this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru. Mr. Pollesel holds a BA (Hons) in Accounting from the University of Waterloo and an MBA from Laurentian University. He is an FCPA and FCMA.

Securities Held Shares: 25,000 Options: 50,000 Deferred Share Units: 47,169	Member Board (Chair) Audit Committee CGN Committee (Chair) Technical and Sustainability Committee	Principal Occupation CEO of Boreal Agrominerals Inc.
	Other Directorships North American Construction Group Ltd.	Duration November 2017 – Present

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Garett Macdonald, 50 West Lorne, Ontario Canada Director Since June 4, 2018 Independent

Mr. Garett Macdonald is a professional mining engineer with over 25 years of industry experience in project development and mine operations. Mr. Macdonald served as Vice President of Project Development for JDS Energy and Mining and was responsible for leading the Curraghinalt Feasibility Study for Dalradian Resources, a high-grade multi-million-ounce gold project in Northern Ireland, acquired by Orion Mine Finance for $537M in 2018. From 2009 to 2013 he served as Vice President of Operations for Rainy River Resources prior to the $310M sale of Rainy River to New Gold Inc. Mr. Macdonald also held roles in mine operations, project engineering and performance improvement with senior Canadian mining firms Suncor Energy, and Placer Dome Inc. Mr. Macdonald is currently the President & CEO of Maritime Resources Corp. and a director of Aurelius Minerals and Gungnir Resources. He holds a Master of Business Administration degree from Western University's Ivey Business School and a Bachelor of Engineering (Mining) from Laurentian University in Sudbury.

Securities Held Shares: 5,925 Options: 52,778 Deferred Share Units: 26,012	Member Board Audit Committee Technical and Sustainability Committee (Chair)	Principal Occupation President & CEO, Maritime Resources Corp.
	Other Directorships Gungnir Resources Inc. Aurelius Minerals Inc.	Duration July 2015 – Present June 2017 – Present

C.L. “Butch” Otter, 80 Star, Idaho USA Director since February 21, 2019 Independent

Clement Leroy "Butch" Otter is an American businessman and politician. He held the longest consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14-year tenure from 1987 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness, with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard's 116th Armored Cavalry.

Securities Held Shares: 1,167 Options: 83,333 Deferred Share Units: 37,556	Member Board CGN Committee	Principal Occupation Retired Governor
	Other Directorships Integra Resources Corp.	Duration September 2019 – Present

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Susan Uthayakumar, 50 Miami, Florida Canada Director since October 1, 2019 Independent

Ms. Susan Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. She joined Prologis, Inc., a global leader in logistics real estate, as Chief Energy & Sustainability Officer. She began her career as a CA with Deloitte, where she held positions of increasing responsibilities before joining McCain, where she executed global growth strategies and acquisitions across North America, Europe and Asia. Ms. Uthayakumar spent 16 years with Schneider Electric Canada, serving as President and Global Sustainability Business Division Leader. Uthayakumar is a CA and CPA and has an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo. She also holds the Board of Directors Certification from Stanford University.

Securities Held Shares: 67,361 Options: 27,778 Warrants: 8,681 Deferred Share Units: 16,617	Member Board Audit Committee (Chair)	Principal Occupation Chief Energy & Sustainability Officer, Prologis, Inc.
	Other Directorships Wajax Corporation Facedrive Inc. Next Hydrogen Solutions Inc.	Duration May 2020 – Present April 2021 – Present May 2021 – Present

The Company does not have an executive committee of its Board.

Except as set out herein, no proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all "cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of such company; or
b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the proposed directors.

Bankruptcies, or Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Company, no proposed director:

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a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Advance Notice Provision

The Company’s by-laws contain advance notice provisions (the “Advance Notice Provision”), which require that advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than under: (i) a requisition of a meeting made under the provisions of the Canada Business Corporations Act (“CBCA”); or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company before any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision will allow the Company to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Company will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

The deadline for receiving proposals was Monday, October 25, 2021. The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

4.	2022 LTIP

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders in the form set out below (the “2022 LTIP Resolution”), to approve an Amended and Restated LTIP (the “2022 LTIP”).

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The Company’s existing equity Amended and Restated LTIP was last approved by Shareholders on December 2, 2021. The 2022 LTIP was amended to reflect the Consolidation and changes made to the policies of the TSXV as they relate to security-based compensation. The revisions made include replacing references to “First Cobalt Corp.” with “Electra Battery Materials Corporation” and other similar changes of a housekeeping nature, as well as revising the number of Options, PSUs, RSUs and DSUs from 25,500,000 Options to 1,416,667 Options; from 5,000,000 PSUs to 277,778 PSUs; from 4,500,000 RSUs to 250,000 RSUs; and from 7,000,000 DSUs to 388,888 DSUs, such that the maximum number of Common Shares to be reserved for issuance under the 2022 LTIP be revised from 42,000,000 Common Shares to 2,333,333 Common Shares on a post-Consolidation basis. There were no increases or decreases to the number of Common Shares reserved for issuance under the 2022 LTIP other than the adjustments made to reflect the Consolidation.

Other changes made include general changes to better align the 2022 LTIP with TSXV Policy 4.4, Security Based Compensation, effective November 24, 2021 (“Policy 4.4”). Such changes, include (but are qualified in their entirety by reference to the text of the 2022 LTIP, a copy of which is attached hereto as Schedule 3): (a) adding clarity in respect of the limitations and restrictions relating to insiders and Investor Relations Service Providers (as defined in Policy 4.4); and (b) expanding upon the changes which require disinterested Shareholder approval and/or TSXV approval, as applicable.

The TSXV has conditionally approved the 2022 LTIP subject to disinterested Shareholder approval at the Meeting. If, at the Meeting, the Company does not obtain disinterested Shareholder approval of the 2022 LTIP, the Company’s existing Amended and Restated LTIP will continue to remain in place.

The purpose of the 2022 LTIP is to align the interests of those directors, employees and consultants designated by the Board as being eligible to participate in the 2022 LTIP with those of the Company and its Shareholders and to assist in attracting, retaining and motivating key employees by making a portion of the incentive compensation of participating employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and increasing the long-term value of the Company. In particular, the 2022 LTIP is designed to allow the Board to grant Awards to promote the long-term success of the Company and the creation of Shareholder value by: (a) encouraging the attraction and retention of directors, key employees and consultants of the Company and its subsidiaries; (b) encouraging such directors, key employees and consultants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such directors, key employees and consultants with the interests of the Company. Historically, the Company has made use of long-term incentive grants as an alternative to cash bonuses and salary increases as a means of conserving capital, rewarding performance, retaining personnel and aligning behaviour with Shareholder interests.

An “Award” means an option (“Option”), performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the existing Amended and Restated LTIP (or once approved, the 2022 LTIP).

The following table summarizes the key provisions of the 2022 LTIP. Defined terms used below not otherwise defined in the Circular shall have the meaning set out in the 2022 LTIP.

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Eligible Participants	For all Awards, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive Awards under the 2022 LTIP.
Types of Awards	Options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable

The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under the 2022 LTIP, together with all other established security-based compensation arrangements of the Company, shall be not more than 2,333,333 Common Shares. In addition to the foregoing:

•          up to a maximum of 250,000 Common Shares may be reserved for issuance upon conversion of RSUs;

•          up to a maximum of 277,778 Common Shares may be reserved for issuance upon conversion of PSUs;

•          up to a maximum of 388,888 Common Shares may be reserved for issuance upon conversion of DSUs; and

•          up to a maximum of 1,416,667 Commons Shares may be reserved for issuance upon the exercise of Options.

Plan Limits

When combined with all of the Company’s other previously established security-based compensation arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs, PSUs, RSUs and Options set out above, the 2022 LTIP shall not result in the grant:

•        to any one person in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 5% of the issued and outstanding Common Shares, calculated at the date of grant, unless the Company has obtained the requisite disinterested shareholder approval to the grant;

•         to any one consultant in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 2% of the issued and outstanding Common Shares, calculated at the date of grant;

•         of Options in any 12-month period, to persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Common Shares exceeding, in aggregate, 2% of the issued and outstanding Common Shares, calculated at the date of grant; or

•         of RSUs, PSUs or DSUs to persons employed or engaged by the Company to perform Investor Relations Activities.

Definition of Market Price	“Market Price” at any date in respect of the Common Shares shall be, the closing trading price of such Common Shares on the TSXV on the last trading day immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on a TSXV, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion.
Assignability	An Award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s representatives.
Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the 2022 LTIP and may amend the terms and conditions of any Awards granted thereunder, provided that no amendment may materially and adversely affect any Award previously granted to a participant without the consent of the participant. Provided that any amendments made to the 2022 LTIP shall be made following TSXV requirements. By way of example, amendments that do not require shareholder approval and that are within the authority of the Board include but are not limited to:

•         Amendments of a “housekeeping nature”;

•         Any amendment for the purpose of curing any ambiguity, error or omission in the 2022 LTIP or to correct or supplement any provision of the 2022 LTIP that is inconsistent with any other provision of the 2022 LTIP;

•         An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the shares are listed;

•         Amendments respecting administration and eligibility for participation under the 2022 LTIP;

•         Changes to the terms and conditions on which Awards may be or have been granted pursuant to the 2022 LTIP, including changes to the vesting provisions and terms of any Awards;

•         Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award;

•         Changes to the termination provisions of an Award or the 2022 LTIP which do not entail an extension beyond the original fixed term.

Notwithstanding the foregoing, shareholder approval shall be required for the following amendments (unless such an amendment is prohibited by TSXV requirements in which case such amendment cannot be made):

•         Reducing the exercise price of Options, or cancelling and reissuing any Options to in effect reduce the exercise price;

•         Extending (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU, RSU or DSU will be forfeited or terminated per its terms, other than in circumstances involving a blackout period; and

•         Increasing the fixed maximum number of shares reserved for issuance under the 2022 LTIP;

•         Permitting Awards granted under the 2022 LTIP to be transferable or assignable other than for estate settlement purposes;

•         Amending the definition of “Eligible Person” to permit the introduction or reintroduction of participants on a discretionary basis; and

•         Revising any shareholder approval requirements needed under the 2022 LTIP.

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Financial Assistance	The Company will not provide financial assistance to participants under the 2022 LTIP.
Other

In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to any required approval of the TSXV and subject to completion of the change in control, and has the discretion to accelerate vesting.

The 2022 LTIP further provides that if the expiry date or vesting date of Options is during a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period, subject to certain requirements of the TSXV as set out in the 2022 LTIP. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price	The exercise price, vesting, expiry date and other terms and conditions of the Options are determined by the Board. The exercise price shall in no event be lower than the Market Price of the shares at the date of grant, less any allowable discounts.
Term	Options shall be for a fixed term and exercisable as determined by the Board, provided that no Option shall have a term exceeding ten years.
Vesting	All Options granted under the 2022 LTIP will be subject to such vesting requirements as may be imposed by the Board, with all Options issued to consultants performing Investor Relations Activities vesting in stages over at least 12 months with no more than 1/4 of the Options vesting in any three-month period.
Exercise of Option	The participant may exercise Options by payment of the exercise price per Common Share subject to each Option.
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Vesting	Expiry of Vested Options
	Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death
	Disability	Options continue to vest following the terms of the Option until the date that is one year following the date of disability	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of disability
	Retirement	Options continue to vest following the terms of the Option until the date that is one year following the date of retirement	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of retirement

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	Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited

Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation

Options granted to Persons engaged primarily to provide Investor Relations Activities expire on the earlier of the scheduled expiry date of the Option and 30 days following the date of resignation

Termination without Cause / Constructive Dismissal (No Change in Control)

Unvested Options granted prior to the Original LTIP Date automatically vest as of the Termination Date

Unvested Options granted from and after the Original LTIP Date continue to vest following the terms of the Option until the date that is one year following the Termination Date

Options expire on the earlier of the scheduled expiry date of the Option and one year following the Termination Date
Change in Control

Options granted before the Original LTIP Date shall vest and become immediately exercisable, subject to any required approvals of the TSXV

Options from and after the Original LTIP Date do not vest and become immediately exercisable upon a change in control, unless:

•      the successor fails to continue or assume the obligations under the 2022 LTIP or fails to provide for a substitute Award, or

•      if the Option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control,

subject to any required approvals of the TSXV

Options expire on the scheduled expiry date of the Option
Termination with Cause

Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

Vested Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the option and three months following the Termination Date

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

B. Performance Share Units
PSU Terms	A PSU is a notional security but, unlike other equity-based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to PSUs under the 2022 LTIP (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.

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Vesting	PSUs do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.
Settlement	At the grant date, the Board shall stipulate whether the PSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the PSUs in the holders’ account.
C. Restricted Share Units
RSU Terms	An RSU is a notional security that entitles the recipient to receive cash or shares at the end of a vesting period. The terms applicable to RSUs under the 2022 LTIP (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.
Credit to RSU Account	As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.
Vesting	RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date. For directors, one-third of the Award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.
Settlement	At the grant date, the Board shall stipulate whether the RSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the RSUs in the holders’ account.
D. Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or shares upon resignation from the Board (in the case of directors) or at the end of employment. The terms applicable to DSUs under the 2022 LTIP (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long-term interests of shareholders.

Credit to DSU Account	As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.
Vesting	DSUs are fully vested upon grant.
Settlement	DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the DSUs in the holders’ account.
E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reason for Termination	Treatment of Awards
Death

Outstanding Awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding Awards that were not vested on or before the date of death shall vest immediately and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of death.

	Disability	In the case of RSUs and DSUs, outstanding Awards as of the date of disability shall continue to vest for a period no longer than one year of the date of disability and be set with their terms. In the case of PSUs, outstanding PSUs as of date the of disability shall vest and be settled following their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of disability.

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Retirement	Outstanding Awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding Awards that would have vested on the next vesting date following the date of retirement shall be settled as of the earlier of such vesting date and the date that is one year from the date of retirement. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of retirement.
Resignation	Outstanding Awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the Awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)	Outstanding Awards that were vested on or before the Termination Date shall be settled as of the Termination Date. Outstanding Awards that would have vested on the next vesting date following the Termination Date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the participant’s performance for the applicable performance period(s) up to the Termination Date), shall be settled as of the earlier of such vesting date and the date that is one year from the Termination Date. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the Termination Date.
Change in Control

Awards do not vest and become immediately exercisable upon a change in control, unless:

•      the successor fails to continue or assume the obligations under the 2022 LTIP or fails to provide for a substitute Award, or

•      if the Award is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.

Termination with Cause	Outstanding Awards (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

Any Common Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the 2022 LTIP and any Common Shares subject to an Award that is settled in cash and not Common Shares shall again be available for future Awards under the 2022 LTIP.

The above summary is subject to the full text of the 2022 LTIP. The full text of the 2022 LTIP is attached as Schedule 3.

The Board has approved the 2022 LTIP. The formal adoption of the 2022 LTIP is subject to disinterested Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the 2022 LTIP Resolution. Accordingly, unless a disinterested Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the 2022 LTIP Resolution, the persons named in the accompanying proxy intend to vote FOR the 2022 LTIP Resolution.

The text of the 2022 LTIP Resolution to be submitted to disinterested Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.	the 2022 LTIP (as defined and described in the Company’s management information circular dated September 28, 2022), be and is hereby ratified, confirmed, authorized and approved;

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2.	the form of 2022 LTIP may be amended to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;
3.	the Company be and is hereby authorized to grant stock options, performance share units, restricted share units and deferred share units pursuant and subject to the terms and conditions of the 2022 LTIP and the Company be and is authorized to issue and allot common shares of the Company on exercise, redemption or settlement of those stock options, performance share units, restricted share units and deferred share units; and
4.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”
5.	Employee Share Purchase Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders in the form set out below (the “ESP Plan Resolution”), authorizing a new Employee Share Purchase Plan for the Company (the “ESP Plan”).

The ESP Plan provides eligible employees of the Company and certain of the Company’s designated affiliates, who wish to participate in the ESP Plan (each, an “ESP Plan Participant”), with a cost-efficient vehicle to acquire Common Shares and participate in the equity of the Company through payroll deductions, for: (i) advancing the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and its designated affiliates in a competitive labour market; and (ii) aligning the interests of the employees of the Company with those of the Shareholders through a culture of ownership and involvement.

The following is a summary of the principal terms of the ESP Plan, which is qualified in its entirety by reference to the text of the ESP Plan, a copy of which is attached hereto as Schedule 4:

•	A maximum of 1,000,000 Common Shares (representing approximately 3% of the total issued and outstanding Common Shares as of the date of this Circular, calculated on an undiluted basis) are reserved for issuance under the ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding. In the event there, is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made in the number of Common Shares available under the ESP Plan.

•	The Common Shares issuable under the ESP Plan is subject to several restrictions:

-	the aggregate number of Common Shares issuable at any time to Insiders (as defined in the ESP Plan) under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis;

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-	within any one-year period, the Company shall not issue to Insiders under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

-	within any one-year period, the Company shall not issue to any one Person (and companies wholly-owned by that Person) under the ESP Plan and all other security-based compensation arrangements of the Company and its Subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

•	Any eligible employee may elect to participate in the ESP and contribute money (the “Employee Contribution”) to the ESP Plan in any calendar quarter by delivering to the Company a completed and executed “Enrolment and Contribution Election Form” authorizing the Company to deduct the Employee Contribution from the ESP Plan Participant’s Base Annual Salary (as defined in the ESP Plan) in equal instalments beginning in the first quarterly period in which the eligible employee enrolls in the ESP Plan. Such direction will remain effective until: (i) the ESP Plan Participant’s employment is terminated (as described more fully below), (ii) the ESP Plan Participant’s Retirement (as defined in the ESP Plan), (iii) the ESP Plan Participant elects to withdraw from the ESP Plan by delivering a completed and executed “Withdrawal Form”, or (iv) the Board terminates or suspends the ESP Plan, whichever is earlier.

•	The Employee Contribution, as determined by the ESP Plan Participant, shall be a minimum of 1% and must not exceed 10% of the ESP Plan Participant’s Base Annual Salary (before deductions). The Employee Contribution may be changed by the ESP Plan Participant once each calendar year by delivering a completed and executed “Contribution Adjustment Form” to the Company.

•	For each quarterly period during a calendar year, the Company will credit (or notionally credit) each ESP Plan Participant’s account (each, an “ESP Account”) with an amount equal to 100% of the amount of the Employee Contribution (the “Company Contribution”).

•	The Company will credit an ESP Plan Participant’s ESP Account with notional grants of Common Shares for each quarterly period in an amount equal to the quotient obtained when (i) the aggregate contribution then held by the Company in trust for an ESP Plan Participant at the end of each quarterly period, is divided by (ii) the “Market Value” of the Common Shares as at the end of each quarterly period. Appropriate adjustments to ESP Account notional credits will be made in the event of changes in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise. For purposes of the ESP Plan, “Market Value” means, on any date, the volume weighted average price of the Common Shares traded on the TSXV for the five (5) consecutive trading days prior to such date or, if the Common Shares are not then listed on the TSXV, on such other stock exchange as determined for that purpose by the Board (or such other committee of the directors appointed to administer the ESP Plan) in its discretion.

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•	Additional notional Common Shares will be credited to an ESP Account in respect of the existing notional Common Shares then credited whenever cash or other dividends are paid on the Common Shares. Additional notional Common Shares credited on this basis shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such ESP Plan Participant if the notional Common Shares then credited to the ESP Account of such ESP Plan Participant as at the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as at the date on which the dividend is paid on the Common Shares.

•	An ESP Plan Participant shall only be entitled to receive Common Shares upon the notional Common Shares recorded in his or her ESP Account becoming vested. Notional Common Shares credited to the ESP Plan Participant’s ESP Account will vest as follows:

-	In respect of the Employee Contribution, notional Common Shares will vest immediately upon the earlier of (i) a Change of Control (as defined in the ESP Plan) of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year.

-	In respect of the Company Contribution, notional Common Shares will vest on the terms set in the sole discretion of the Board (or such other committee of the directors appointed to administer the ESP Plan). However, if the Board (or such other committee) has not specified the vesting terms of a particular issuance of Common Shares credited to the “ESP Account” of an ESP Plan Participant, such Common Shares shall vest immediately upon the earlier of (i) a Change of Control of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year, provided that such ESP Plan Participant has not (a) been terminated by the Company or a designated affiliate (with or without cause), or (b) ceased employment with the Company or a designated affiliate as a result of resignation or some other reason other than Retirement (“Termination” or “Terminated”) before December 31st of such calendar year.

-	If an ESP Plan Participant is terminated before the notional Common Shares credited to his or her ESP Account becoming vested, the amount of the Company Contribution shall be credited (or notionally credited) back to the Company.

•	To settle notional Common Shares, the Company, in its sole discretion, shall either:

-	within ten (10) days from the end of each calendar year, issue for the account of each ESP Plan Participant, fully paid and non-assessable Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year;

-	within ten (10) days from the end of each calendar year, purchase or arrange for the purchase on the market, on behalf of each ESP Plan Participant, such number of Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year; or

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-	within ten (10) days from the end of each calendar year, settle notional Common Shares by some combination of issuing and purchasing in accordance with the above.

•	Common Shares issued to ESP Plan Participants under the ESP Plan may be made subject to any holding period as deemed appropriate or as required under applicable securities laws.

•	In the event of the Termination of an ESP Plan Participant, the ESP Plan Participant shall automatically cease to be entitled to participate in the ESP Plan.

•	The Board (or such other committee of the directors appointed to administer the ESP Plan) may from time to time amend, suspend or terminate (and re-instate) the ESP Plan in whole or in part without approval of the Shareholders of the Company, but subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSXV.

•	The Board has broad discretion to amend the ESP Plan without seeking the approval of Shareholders, including, without limitation, amendments to the ESP Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty. However, the Company may not make the following amendments to the ESP Plan without the approval of Shareholders and the TSXV: (i) an amendment to remove or exceed the insider participation limit prescribed by the TSXV Corporate Finance Manual; (ii) an amendment to increase the maximum number of Common Shares issuable under the ESP Plan; and (iii) an amendment to an amending provision within the ESP Plan.

•	Except as otherwise may be expressly provided for under the ESP Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of an ESP Plan Participant under the ESP Plan is assignable or transferable.

The above summary is qualified in its entirety by the full text of the ESP Plan, which is set out in Schedule 4 to this Circular. The Board encourages Shareholders to read the full text of the ESP Plan before voting on the ESP Plan Resolution.

The Board has approved the ESP Plan. The formal adoption of the ESP Plan is subject to disinterested Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the ESP Plan Resolution. Accordingly, unless a disinterested Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the ESP Plan Resolution, the persons named in the accompanying proxy intend to vote FOR the ESP Plan Resolution.

The text of the ESP Plan Resolution to be submitted to disinterested Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

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1.    the ESP Plan (as defined and described in the Company’s management information circular dated September 28, 2022), be and is hereby ratified, confirmed, authorized and approved;

2.	the form of ESP Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;
3.	the issuance of up to 1,000,000 Common Shares under the ESP Plan, be and is hereby ratified, confirmed, authorized and approved;
4.	the Company be and is hereby authorized to issue Common Shares pursuant and subject to the terms and conditions of the ESP Plan as fully paid and non-assessable Common Shares of the Company; and
5.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

PART 3: ABOUT ELECTRA

Corporate Governance Practices

Electra believes in the importance of a strong Board and sound corporate governance policies and practices to direct and manage its business affairs. Good corporate governance is essential to retaining the trust of the Shareholders, attracting the right people to the organization and maintaining the Company’s social license in the communities where it works and operates. Electra also believes that good governance enhances its performance.

The Company’s governance framework is evolving as the Company continues to grow. Electra’s governance policies also respect the rights of Shareholders and comply with the rules of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the TSXV and the Nasdaq Capital Markets.

The Board has adopted Board and committee mandates as well as other policies and practices. Independent directors are expected to hold in-camera meetings at each quarter-end Board meeting. A copy of the Company’s Code of Business Conduct and Ethics (“Code of Conduct”), as well as Board and committee mandates, are posted on Electra’s website at www.electrabmc.com and can be requested from the Company.

The Board has not adopted policies on mandatory retirement or overboarding, on the belief that age, or number of Board seats are not, in themselves, determinants of a director’s ability to make an effective contribution to the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.

The following discussion outlines some of Electra’s current corporate governance practices, particularly with respect to the matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

Code of Conduct

Electra is committed to adhering to high standards of corporate governance. The Company’s Code of Conduct reflects its commitment to conduct its business in accordance with all applicable laws and regulations and the highest ethical standards. The Code of Conduct has been adopted by the Board and applies to every director, officer and employee of the Company. In addition, directors, officers and employees must also comply with corporate policies, including Electra’s Disclosure Policy and Insider Trading Policy.

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The Code of Conduct requires high standards of professional and ethical conduct in the Company’s business dealings. Electra’s reputation for honesty and integrity is integral to the success of its business and no person associated with the Company will be permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. Electra’s business activities are always expected to be conducted with honesty, integrity and accountability.

The Board monitors compliance with the Code of Conduct through its Audit Committee, which oversees the Company’s anonymous whistleblower program. Any incidences of non-compliance would be reviewed by Management and reported to the Audit Committee or the Board.

Activities that may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. To ensure that directors exercise independent judgment, each director must disclose all actual or potential conflicts of interest or material interest and refrain from voting on matters in which such director has a conflict of interest. The director must also excuse himself or herself from any discussion on the matter.

Role of the Board

The primary responsibility of the Board is to supervise the management of the business and affairs of the Company. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

The Company expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. The Chairman does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of Electra’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively. New candidates for the Board are identified principally by the CGN Committee. In identifying new candidates for Board nomination, the Company looks for individuals with diverse backgrounds at the executive level. This ensures that best practices and experience across multiple industries can be applied in making strategic decisions for the Company.

In addition to the foregoing, each director is expected to:

•	Develop an understanding of Electra’s strategy, business environment, the market in which the Company operates and its financial position and performance;
•	Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;
•	Diligently prepare for each Board and committee meeting by reviewing all of the meeting materials in advance of the meeting date;
•	Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

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•	Leverage experience and wisdom in making sound strategic and operational business decisions; and
•	Demonstrate business acumen and a mindset for risk oversight.

Mandates

A copy of the Mandate of the Board of Directors outlining the role and responsibilities of the Board is included as Schedule 1 to this Circular. In order to delineate their respective roles and responsibilities, written position descriptions for the Chairman of the Board and the CEO have been developed.

The responsibilities of the Chairman include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, committees and the individual directors in effectively understanding and discharging their duties and responsibilities; overseeing all aspects of the Board and committee functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser and confidant to the CEO and other executive officers; and ensuring effective communications between the Board and Management. The Chairman is also required to coordinate and preside at all meetings of the Board and Shareholders.

The responsibilities of the CEO include (subject to the oversight of the Board) general supervision of the business of the Company; providing leadership and vision to the Company; developing and recommending significant corporate strategies and objectives for approval by the Board; developing and recommending annual operating budgets for approval by the Board; and working with the Board on talent development and succession planning. The CEO communicates regularly with the Board to ensure that directors are being provided with timely and relevant information necessary to discharge their duties and responsibilities.

Risk Oversight

The Board oversees an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps Management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company’s business strategy is a key part of its assessment of the Board’s appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

Board Effectiveness

On an annual basis, directors review the Board’s performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the particular credentials of the individual and the purpose of originally nominating the individual to the Board.

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and scope of activities. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

Director Orientation and Continuing Education

At present, the Company does not provide a formal orientation program for new directors. New directors are briefed by the CEO and other officers on the Company’s current business plan, strategic priorities, property holdings, ongoing exploration programs, short, medium- and long-term corporate objectives, financials status, general business risks and mitigation strategies, and existing Company policies. This is appropriate, given the Company’s size and current level of activity, the ongoing interaction amongst the directors and the low director turn-over. However, if the growth of the Company’s operations warrants it, it is possible that a formal orientation process would be implemented.

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Continuing education of Board members is achieved through site visits, regular CEO communications on topics deemed relevant and quarterly Board material. The skills and knowledge of the Board is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with Management’s assistance. The directors are advised that, if a director believes that it would be appropriate to engage in relevant continuing education, the Company will pay for the cost thereof. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board.

Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation, Governance, and Nominating Committee (the “CGN Committee”) and the Technical and Sustainability Committee.

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Electra’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Electra’s financial statements; the external Auditors’ qualifications and independence; and the external Auditors.

More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight of the integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the appointment and performance review of the independent Auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting and management of financial business risks that could materially affect Electra.

A copy of the Audit Committee Charter adopted is included as Schedule 2 to this Circular.

All members of the Audit Committee are “financially literate” and “financial experts”, within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Company. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Company, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication.

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Composition of the Audit Committee

The Audit Committee is currently comprised of Ms. Susan Uthayakumar (Chair) and Messrs. John Pollesel and Garett Macdonald. All of the members of the Audit Committee are financially literate and are independent.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. All members of the Audit Committee are “independent” within the meaning of NI 52-110.

Relevant Education and Experience

The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an Audit Committee member.

Susan Uthayakumar

Ms. Uthayakumar has 25 years of experience in finance and executive management currently serving as Chief Energy and Sustainability Officer for Prologis, Inc. Previously she spent 16 years with Schneider Electric in various executive positions. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

John Pollesel

Mr. Pollesel has over 30 years of experience in the mining industry and has held senior management roles with several publicly listed companies. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA and FCMA.

Garett Macdonald

Mr. Macdonald has over 25 years of experience in the resource sector and currently holds the role of Chief Executive Officer with Maritime Resources Corp. He has held numerous senior management roles and is a director of three other publicly listed junior mining companies. Mr. Macdonald holds an MBA from Western University’s Ivey Business School and a Bachelor of Engineering (Mining) from Laurentian University.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

See Schedule 2 – Audit Committee Mandate for specific policies and procedures for the engagement of non-audit services.

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External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external Auditors in each of the last two (2) fiscal years for audit fees are as follows:

Fees in Canadian dollars	December 31, 2021(5)	December 31, 2020(5)(6)
Audit fees (1) Audit-related fees (2) Tax fees (3) All other fees (4)	$95,000 $62,000 $45,345 $32,680	$100,088 $26,750 $Nil $5,350
Total	$235,025	$132,188

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Fees billed in relation to valuation services.
(5)	For the fiscal years ended December 31, 2021, and December 31, 2020, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in section 2.4 of NI 52-110.
(6)	For the fiscal year ended December 31, 2020 fees, a total of $90,950 is related to the Company’s current Auditor KPMG LLP and $41,238 is related to the Company’s former Auditor MNP LLP.

CGN Committee

The CGN Committee has been created to assist the Board in fulfilling its responsibility for developing and recommending corporate governance principles applicable to the Company and overseeing qualified individuals in Board and management positions. The GCN Committee also makes recommendations to the Board concerning executive compensation matters. The CGN Committee is responsible for the review and assessment of the compensation arrangements for the Company’s NEOs (as defined below). The Board (exclusive of the CEO, who is also a member of the Board) approves executive compensation. The CGN Committee rely on their experience and background in the mining and finance sectors, both as senior executives and as members of the boards of directors of other public companies and works with the Management to make executive compensation decisions in the best interests of the Company. In assessing individual executive compensation, the CGN Committee, with input from Management, considers the compensation of the individual’s peers in comparable industries, the individual’s experience, performance and historical compensation and the overall performance of the Company. The CGN Committee meets as required throughout the year in person or by telephone. There are two (2) scheduled meetings each year – one at year-end to determine review compensation, including performance incentive entitlements, and another meeting to review long-term incentive grants for Board and management under the Company’s existing Amended and Restated LTIP. The assessments and determinations made at these two (2) meetings relate to the overall executive compensation package provided to NEOs. The CGN Committee also meets on an ad hoc basis throughout the year to review matters outside of the normal compensation review process.

Composition of the CGN Committee

The CGN Committee is currently comprised of Messrs. John Pollesel (Chair), Trent Mell and C.L. “Butch” Otter. Mr. Otter and Mr. Pollesel are independent.

As noted under each member’s “Director Profiles” located above, all members of the CGN Committee have direct experience relevant to their responsibilities concerning executive compensation. The members of the CGN Committee rely on their individual experiences as current or previous executives/directors of reporting issuers. These experiences and the skills derived therefrom allow the members to appropriately make decisions on the suitability of the Company’s compensation policies and practices.

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Technical and Sustainability Committee

The Technical and Sustainability Committee has been created to assist the Board in ensuring there is appropriate oversight over the engineering, production process, and risk mitigation decisions made about the refinery restart. In addition, this committee ensure the Company is following global best practices concerning Environmental, Social and Governance (“ESG”) activities and that appropriate analysis, such as Life Cycle Assessments (“LCA”) are performed to ensure the Company advances its assets in a manner that minimizes the overall carbon footprint. This committee ensures major technical decisions are reviewed and assessed against ESG criteria before implementation.

Composition of the Technical and Sustainability Committee

The Technical and Sustainability Committee is currently comprised of Messrs. Garett Macdonald (Chair) and John Pollesel.

Environmental and Social Governance

The Company’s mission is to be one of the most sustainable producers of battery materials, providing low-carbon, ethical and traceable products.

Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the transition to electric mobility and reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in the area of ESG and is committed to sustainable production and employing industry-leading ESG practices in its operations.

The Company will provide a clean and ethical supply of cobalt for the electric vehicle market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute and the Responsible Minerals Initiative (RMI), the Company commits to industry-wide risk management standards and tools that help cobalt supply chain players identify production and sourcing related risks. As an RMI member, the Company will undergo third-party audits of the systems and policies in place to ensure responsible sourcing of minerals.

The Company’s refinery is projected to have a lower quartile carbon intensity cobalt by the refinery’s hydrometallurgical process, that is less energy intensive while taking advantage of Ontario’s clean electricity grid, from which more than 90% of electricity is generated from zero or low carbon sources. In October 2020, results were released from an independent LCA which affirmed the low carbon footprint of the Company’s refinery. The report concluded that the environmental impacts associated with refining cobalt at the Company’s refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. The Company believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market. The Company’s ESG policies outline the standards, practices and commitments regarding the management of priority topics related to Supply Chain, Human Rights, Environment and Sustainability, and include the deployment of a grievances mechanism, allowing all stakeholders a safe space to voice their concerns and opinions. The Company plans on publishing its first Sustainability Report by the end of 2022, demonstrating progress and alignment with ESG priorities.

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Diversity Disclosure

Term Limits

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the next annual general meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The CGN Committee will be principally responsible for the nomination of new candidates for election by Shareholders to the Board. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The CGN Committee recognizes the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The CGN Committee and the Board also recognize that a director's experience and knowledge of the Company's business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Designated Groups

The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. As noted above, in identifying new candidates for Board nomination, the Company does look for individuals with diverse backgrounds at the executive level. This ensures that best practices and experience across multiple industries can be applied in making strategic decisions for the Company. However, the Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.

No specific quota or targets for the representation of designated groups on the Board or executive officer positions has been adopted to allow the CGN Committee to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. When the CGN Committee selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.

There is currently one (20%) woman on the Board and one (20%) visible minority on the Board. One of the five (20%) nominees to the Board is a woman and a visible minority. Management does not currently have a member of a designated group.

PART 4: EXECUTIVE COMPENSATION

Report of the Compensation, Governance, and Nominating Committee

The Company is pleased to give you important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for the financial year ended December 31, 2021. The Company’s executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for Shareholders.

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Our Approach to Compensation

The current compensation plan adopts a balanced approach between shorter-term results and longer-term strategic objectives and is designed with the following considerations in mind:

  Linking compensation to the Company’s performance;
  Emphasizing variable compensation that is contingent upon achievement of key business objectives;
  Compensating executives at a level and in a manner that ensures Electra is capable of attracting, motivating and retaining superior talent; and
  Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

To strengthen the alignment between pay and performance, a percentage of the senior executive officers’ compensation is variable in nature, in the form of cash bonuses and Options, RSUs, PSUs and DSUs under the Company’s current Amended and Restated LTIP. The current Amended and Restated LTIP (and contemplated 2022 LTIP) provides the Company flexibility in the design of executive compensation programs, including vesting criterion contingent on future performance.

Compensation Discussion and Analysis

The compensation discussion and analysis describe Electra’s compensation policies and practices for its Chief Executive Officer, Chief Financial Officer and its two (2) other most highly compensated executive officers. These individuals are referred to in this compensation discussion and analysis as the “Named Executive Officers” (“NEOs”).

The CGN Committee considers the implications of the risks associated with the Company’s compensation policies and practices and reports such implications to the Board. The Board strives to ensure that the members of the CGN Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The CGN Committee believes that the executive compensation structure addresses potential risks by tying a portion of overall compensation to the achievement of certain milestones, including: (i) criteria relating to annual performance, in the case of bonus payments and (ii) vesting periods for Options or other Awards. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s NEOs and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For greater certainty, but without limiting the generality of the foregoing, such financial instruments include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Named Executive Officers

During the financial year ended December 31, 2021, Electra’s NEOs were Trent Mell, Ryan Snyder, the Former Chief Financial Officer of the Company, Mark Trevisiol, Vice-President Projects of the Company and Michael Insulan, the Vice-President Commercial of the Company.

Objectives of the Executive Compensation Program

The Company’s executive compensation practices underpin several objectives:

•	Attract, motivate and retain highly qualified and experienced executives;
•	Recognize and reward contributions to the success of the Company as measured by the accomplishment of performance objectives;

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•	Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;
•	Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;
•	Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and
•	Protect long-term Shareholder interests by ensuring NEOs and other senior executives’ interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates and regulatory uncertainty. Our compensation program design thus considers factors over which the executive officers can exercise control, such as advancing the Company’s strategic plan, meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. NEOs will participate in the compensation process and coordinate with the Board in setting target bonuses and objectives. The Board can subsequently exercise discretion in their award of compensation absent attainment of the relevant performance criteria or reduce or increase the size of any award or payout.

For the December 31, 2021 fiscal year, the Company had nine (9) defined performance objectives, all of which were met in part or in whole. Where performance objectives fell short of target performance, a recurring cause was a poorly executed third party feasibility study, much of which management re-worked upon terminating its relationship with the engineering firm in favour of a larger Company owner’s team. This decision is believed to have put the Company’s development project back on track by identifying study shortcomings, ultimately saving considerable time and money.

A summary of the targets and the Company’s achievement against such targets is provided below:

Objective	Achievement
Raise US$60M to finance refinery project	Management raised in excess of US$60 million and commenced construction of North America’s first battery-grade cobalt sulfate refinery.
Project budget estimate on track with feasibility study	Management-led pilot plant identified the need for significantly more capital for a larger solvent extraction plant than the one recommended in the feasibility study. The budget and project advanced according to this new estimate. Relative to other development projects in the region, the cost overrun was modest.
Refinery project tracking to schedule	Commissioning was delayed by a few months, with an initial focus on product quality and a gradual ramp-up in throughput rate. Flaws in the third-party feasibility study were addressed, failing which the plant may not have produced a battery-grade product.

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Objective	Achievement
Conclude offtake contract to satisfy potential project lenders	Concluded a backstop purchase agreement with Stratton Metals for up to 100% of production, at management’s election. Concluded a separate tolling agreement for 1,000 tonnes of cobalt contained in hydroxide.
Complete a 5-year plan to de-risk Iron Creek	5-year plan completed; long-term permitting strategy initiated; baseline hydrology study initiated with surface sampling and downhole surveys on exploration holes, and worked with Idaho Dept. of Environmental Quality on a water management plan.
Summer drill program to delineate additional inferred resources at Iron Creek	Rebuilt a strong local exploration team and drilling successfully extended copper mineralization to the west with some unexpected cobalt value and extended cobalt beyond the eastern fault. Resource conversion was limited due to refining financing schedule and lack of mid-season drill rigs during an active period.
Share performance to be above the 50th percentile for the peer group	Not achieved. Finished at 25th percentile due in part to selling pressure from a larger shareholder.
Zero reportable environmental or safety incidents	10,520 hours worked with no injuries and no equipment damage. No environmental incidents other than lake water discharge on restart of the water line.

Peer Group Selection

A diverse approach was taken to develop a peer group, with consideration for development stage companies and battery materials companies to account for Electra’s rapid growth and the emerging industry. Due to the limited number of cobalt and lithium companies at similar stages, a broader market capitalization range was applied to select the peer group. Some precious metals companies were included as they are similar in size and compete for the same board and executive talent.

For the 2021 calendar year, which includes the most recently completed financial year, the general criteria applied in selecting the comparator group were as follows:

a.	Business Content/ Scope – Peer group companies should operate in similar industries and/or sub-industries with comparable geographic location(s) and business/cost models.
b.	Size of Operations – Compensation availability and levels are typically aligned with size of operations and financial performance.
c.	Financial Performance – Market capitalization is a key determinants for similar comparison. Other indicators include: assets, number of employees and share price.
d.	Statistical Reliability and Validity – To ensure the compensation data is reliable and pay decision making has validity the ideal number of peer group companies should be between 10-15.
e.	Talent Competitors – The availability of executive talent or lack thereof presents attraction and retention challenges locally where a company operates and globally. Talent competitors need to be considered as they can impact compensation element movements; sometimes significantly.

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Based on those criteria, the following group of companies in 2021 was determined to be an appropriate comparator group:

Company Name	Estimated Market Cap ($)
Troilus Gold Corp.	$145,390,000
Sherritt International	$160,900,000
Integra Resources Corp.	$168,930,000
Alpha Lithium Corp.	$172,370,000
Northern Dynasty Minerals Ltd.	$217,190,000
Probe Metals	$254,480,000
Amerigo Resources Ltd	$253,580,000
Western Copper & Gold Corp.	$302,850,000
Nevada Copper Corp.	$316,590,000

Based on a review of the peer group noted, the base salaries and total compensation paid to the CEO of the Company were below the average range of the peer group and other NEOs were found to generally align with the median range of the peer group.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus and Options and other long-term incentives.

a)	Base Salary – Base salary represents approximately half of the CEO’s total compensation and a higher percentage of the Company’s compensation program for other NEOs. The Company’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the North American materials sector, specifically those focused on developing the battery materials supply chain.
b)	Annual Bonus – Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking the achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus.

As noted above, many but not all corporate objectives for 2021 were achieved, yielding a score of 87.25% of target and bonuses were paid to the executive team commensurate with that performance. There were no cash bonuses paid by the Company for the 2019 year given financial constraints.

c)	Stock Options and other long-term incentives – The award of long-term incentives is intended to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. In addition, the grant of Awards generally is intended to align the interests of executive officers with those of Shareholders and to enable the Company to attract and retain individuals with experience and ability. Award grants are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are subject to vesting provisions of up to three years and carry an exercise price equal to the fair value of the Common Shares as at the granting date. DSUs generally vest immediately upon grant but may not be exercised until the director ceases to serve on the Board. PSUs generally vest in two (2) tranches over a 12-month period contingent on achieving strategic corporate objectives. There are 3,138,235 DSUs, 1,575,000 PSUs and 1,096,791 RSUs outstanding as of the date of this Circular. The periodic award of Awards under the Company’s current Amended and Restated LTIP is determined by the Board based on the recommendations of the CGN Committee, is discretionary and takes into account previous Option awards as well as typical market practices of the comparator group of companies. On April 13, 2022 the Company effected the Consolidation on the basis of one new post-Consolidation Common Share for every 18 pre-Consolidation Common Shares then issued and outstanding.

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Risks Associated with Compensation

Considering the Company’s size, the Board does not deem it necessary to consider at this time the implications of the risks associated with the Company’s compensation policies and practices. However, the Company believes its compensation policies alleviate risk by having a balance of short term (salary) and long-term compensation. The CGN Committee will also evaluate the risks and adjust the Company’s compensation policies as necessary. As previously mentioned, Options and other non-Option based awards are granted to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. There is no formal process for assessing when such awards are to be granted. Options and/or non-Option based awards are granted at a time determined necessary by the CGN Committee and the Board in their discretion.

Financial Instruments

The Company does not currently have a policy that restricts NEOs or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, as of the date of this Circular, no NEO or director of the Company has participated in the purchase of such financial instruments pertaining to the Company.

Risks Associated with Compensation

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the financial periods 2016 through 2021, assuming a $100 initial investment with all dividends reinvested.

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Note[s]:

(1)	On April 13, 2022, the Company consolidated its Common Shares on the basis of one new post-Consolidation Common Share for every 18 pre-Consolidation Common Shares,

During fiscal 2016 until fiscal 2021, the Common Share price rose 26 percent in line with the maturation of the Company’s strategy and critical battery materials industry. The share price increases in 2016 and 2017 were primarily driven by the increase in cobalt metals prices in the same period with the corresponding decrease in share price in 2018 driven by the reduction cobalt prices in that period.

While the Company is committed to increasing shareholder value, the CGN Committee and Board do not emphasize share price in the short term when making compensation determinations. The Company is focused on building long-term value for shareholders by maximizing the potential of its projects and progressing towards development. Compensation is paid to its executive officers for furthering these objectives.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of option-based awards, which only create value for recipients if the share price has increased over the term of the option.

Summary Compensation

The following table sets out, for the three most recently completed financial years, the compensation paid to or earned by each of the NEOs.

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Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards (1)(4) ($)	Annual Incentive Plan (5) ($)	All Other Compensation ($)	Total Compensation ($)
Trent Mell (2) CEO	2021	359,061	206,703	-	295,000	-	860,764
	2020	330,435	87,000	74,578	245,000	-	737,013
	2019	283,977	7,250	71,090	-	-	362,317
Ryan Snyder (6) Former CFO	2021	240,444	85,000	-	104,000	-	429,444
	2020	240,059	43,500	37,289	104,000	-	424,848
	2019	231,088	-	37,416	-	10,000	278,504
Mark Trevisiol (4) VP Projects	2021	250,000	36,250	-	20,000	-	306,250
	2020	83,333	-	-	-	-	83,333
	2019	-	-	-	-	-	-
Michael Insulan (4) VP Commercial	2021	200,000	25,500	79,977	-	-	305,477
	2020	-	-	-	-	-	-
	2019	-	-	-	-	-	-

Notes:

(2)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(3)	In 2021, the Board increased Trent Mell’s salary to $360,000 to align with peer group metrics.
(4)	Messrs. Trevisiol and Insulan became NEOs in 2021 after Mr. Trevisiol joined in the Company in 2020 and Mr. Insulan joined in 2021. Amounts in 2020 for Mr. Trevisiol relate to compensation before becoming an NEO.
(5)	This column includes the grant date fair value of all Options granted by the Company to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment and were estimated using the Black-Scholes option pricing model. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across the industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.
(6)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years.
(7)	Mr. Snyder resigned from the Company in Q2 2022.

Senior Leadership Team

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was subsequently appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell was paid an annual base salary of $360,000 in 2021. He has a bonus potential of 50-100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. Mr. Mell was paid a total bonus of $295,000 relating to 2021.

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Ryan Snyder – Chief Financial Officer

On October 22, 2018, Ryan Snyder entered into an employment agreement with the Company (the “Snyder Agreement”) and was subsequently appointed as Chief Financial Officer of the Company. Mr. Snyder was paid an annual base salary of $240,000 in 2021. He has a target bonus of 35% of base salary and a maximum bonus potential of 70% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. Mr. Snyder was paid a bonus of $104,000 relating to 2021. Mr. Snyder resigned from the Company in Q2 2022.

Mark Trevisiol – Vice-President, Projects

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was subsequently appointed as Vice-President, Projects. Mr. Trevisiol is paid an annual base salary of $250,000. In 2021, his target bonus was 50% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

Michael Insulan – Vice-President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was subsequently appointed as Vice-President, Commercial. Mr. Insulan is paid an annual base salary of $200,000. He has a target bonus of 35% of base salary and a maximum bonus potential of 100% of base salary in 2021, contingent upon achieving corporate objectives to be agreed upon with the Board.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of December 31, 2021:

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the-money Options (1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested (2) ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (2) ($)
Trent Mell	83,333	11.88	Mar. 2, 2022	-	46,673	264,638	13,628	77,273
	42,963	8.82	Jun. 26, 2023	-	-	-	-	-
	38,889	6.48	Sep. 27, 2023	-	-	-	-	-
	52,778	2.52	Sep. 4, 2024	166,250	-	-	-	-
	61,111	2.52	Jul. 10, 2025	192,500	-	-	-	-
Ryan Snyder	22,222	4.86	Oct. 24, 2023	18,000	21,296	120,750	5,556	31,501
	27,778	2.52	Sep. 4, 2024	29,167	-	-	-	-
	30,556	2.52	Jul. 10, 2025	64,167	-	-	-	-
Mark Trevisiol	27,778	2.61	Aug. 27, 2025	85,000	11,111	62,998	8,334	47,253

Michael Insulan	27,778	6.21	Apr. 16, 2026	-	4,167	23,625	-	-

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Notes:

(1)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $5.67 for the Common Shares on the TSXV on December 31, 2021 and the exercise price of the Options, multiplied by the number of unexercised Options.
(2)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $5.67 for the Common Shares on the TSXV on December 31, 2021.

Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the financial year ended December 31, 2021:

Name	Option Based Awards – Value Vested During the Year (1) ($)	Share Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Trent Mell	105,917	39,333	292,518
Ryan Snyder	58,917	19,666	108,908
Mark Trevisiol	37,500	30,002	109,063
Michael Insulan	-	-	80,000

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options. All Options granted to the NEOs had an exercise price equal to the closing price of the Company’s Common Shares as of the date of grant.
(2)	The “Share Based Awards” encompass the PSUs, RSUs and DSUs that vested during 2021. The value reflects the value of the Common Shares issuable to each individual on the vesting date.
(3)	The “Non-Equity Incentive Plan Compensation – Value Earned During the Year” represents short term incentive bonus amounts earned in 2021 and paid in 2022.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

In accordance with the terms of the Mell Agreement and the Snyder Agreement, the Company may terminate each executive at any time without further obligation by providing notice based on the length of employment of each executive. In the case of the Mell Agreement, Mr. Mell would be entitled to receive a payment equivalent to 24 months’ salary and bonus in the event the agreement is terminated without cause. In the case of the Snyder Agreement, Mr. Snyder would be entitled to receive a payment equivalent to 12 months’ salary and bonus in the event of termination without cause. The Company has also entered into change of control agreements with each of Messrs. Mell and Snyder, pursuant to which they would each be entitled to payments equivalent to the above in the event they are terminated within 12 months of a change of control event. A change of control event is defined as another party acquiring a controlling position in the Common Shares of the Company. Upon any of the termination or change of control payments noted above, there are no associated conditions for the terminated officers such as non-compete clauses. The officers must continue to adhere to their confidentiality requirements under the Company’s existing policies.

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The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2021:

NEO	Payment due upon Termination ($)	Payment due upon Change of Control ($)
Trent Mell	1,080,000	1,080,000
Ryan Snyder	324,000	324,000

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding Options and exercise of current PSUs, RSUs and DSUs and the weighted-average exercise price of the outstanding Options in connection with the Company’s existing Amended and Restated LTIP as at December 31, 2021:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, PSUs, RSUs and DSUs	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders
Options DSUs RSUs PSUs Total	834,352 161,393 63,711 4,861 1,064,317	$6.18	582,314 227,497 186,289 272,916 1,269,016
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,064,317	$6.18	1,269,018

Notes:

(1)	The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the Company’s existing Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall not exceed 2,333,333.

Other Compensation Matters

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Company, as a group, own directly or indirectly 8,839,586 Common Shares representing approximately 3.1% of the issued and outstanding Common Shares.

PART 5: DIRECTOR COMPENSATION

The following table discloses the particulars of the compensation provided to the non-executive directors of the Company for the financial year ended December 31, 2021:

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Non-Executive Director Compensation
(Financial Year Ended December 31, 2021)

Name	Annual Fees – Cash ($)	Share-Based Awards ($)	Option-Based Awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
John Pollesel (2)	$60,000	$27,200	$Nil	$Nil	$Nil	$Nil	$87,200
Garett Macdonald (3)	$25,000	$13,600	$Nil	$Nil	$Nil	$Nil	$38,600
C.L. “Butch” Otter (4)	$75,000	$13,600	$Nil	$Nil	$Nil	$Nil	$88,600
Susan Uthayakumar (5)	$25,000	$21,578	$Nil	$Nil	$Nil	$Nil	$46,578

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	John Pollesel was appointed as a director of the Company on May 17, 2017 and was granted 4,444 DSUs in 2021.
(3)	Garett Macdonald was appointed as a director of the Company on June 4, 2018 and was granted 2,222 DSUs in 2021.
(4)	C.L. “Butch” Otter was appointed as a director of the Company on February 21, 2019 and was granted 2,222 DSUs in 2021.
(5)	Susan Uthayakumar was appointed as a director of the Company on October 1, 2019 and was granted 6,927 DSUs in 2021, of which 1,715 related to Director fees earned in 2020. Mrs. Uthayakumar elected to receive her Retainer and Audit Committee, totalling $25,000, in DSUs in 2021.

Narrative Discussion

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources.

The Board has adopted a formal compensation policy following the recommendations of a market study prepared by an independent compensation consultant. PM Search Partners was retained in October 2019 to benchmark appropriate Board compensation for similar companies. Pursuant to the policy, Board members receive an annual retainer of $20,000 for a year of service and the Chairman of the Board receives $60,000. The chairs of the Audit Committee and the Technical and Sustainability Committee received an additional $5,000 retainer. No changes to the fee and retainer plans were made in 2021. No meeting attendance fees are paid and directors are entitled to be reimbursed for reasonable costs incurred to attend meeting.

Executive Compensation-Related Fees

In 2021, the Company paid $90,000 to PM Search Partners for compensation consulting services and no other fees were paid to PM Search Partners in the year. In 2019 and 2020, the Company paid $30,000 respectively, for compensation consulting services.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the non-executive directors of the Company as of December 31, 2021:

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	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the-money Options (1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (2) ($)
John Pollesel	11,111 16,667	12.42 2.52	Jun. 1, 2022 Sep. 4, 2024	- 52,500	- -	- -	47,169 -	267,446 -
Garett Macdonald	16,667	2.52	Sep. 4, 2024	62,500	-	-	26,012	147,487
C.L. “Butch” Otter	55,556 16,667	3.24 2.54	Feb. 21, 2024 Sep. 4, 2024	135,000 52,500	- -	- -	37,556 -	212,940 -
Susan Uthayakumar	16,667	2.88	Oct. 1, 2024	46,500	-	-	17,443	98,904

Notes:

(1)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $5.67 for the Common Shares on the TSXV on December 31, 2021 and the exercise price of the Options, multiplied by the number of unexercised Options.
(2)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $5.67 for the Common Shares on the TSXV on December 31, 2021.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by each non-executive director of the Company during the financial year ended December 31, 2021:

Name	Option Based Awards – Value Vested During the Year (1)	Share Based Awards – Value Vested During the Year (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
John Pollesel	-	27,200	-
Garett Macdonald	-	13,600	-
C.L. “Butch” Otter	-	13,600	-
Susan Uthayakumar	-	46,587	-

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options.
(2)	The “Share Based Awards” encompass the DSUs that vested during 2021. The value reflects the value of the Common Shares issuable to each individual on the DSU vesting date, which is the grant date.

PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of September 28, 2022, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the 2022 LTIP and ESP Plan, and as may be set out herein.

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Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

Other than as disclosed elsewhere in this Circular, the management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Shareholder Proposals

A Shareholder intending to submit a proposal at the Company’s next annual meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management proxy circular prepared for such annual meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company at its registered office at least 90 days before the anniversary of the previous year’s annual reference date and provided such proposal is required by the CBCA to be included in the Company’s management proxy circular.

Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Additional Information

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com. The Company’s financial information is provided in its audited financial statements and MD&A for the year ended December 31, 2021, which are available for review under the Company’s profile on SEDAR. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3; or (ii) e-mail to info@ElectraBMC.com.

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Approval of Directors

The contents and the sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director and to the Auditors of the Company have been approved by the Board.

DATED at Toronto, Ontario, the 28th day of September 2022.

By Order of the Board of Directors,

“Trent Mell”

Trent Mell

President and Chief Executive Officer

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Electra Battery Materials Corporation	Mandate of the Board of Directors

SCHEDULE 1:
MANDATE OF THE BOARD OF DIRECTORS

Electra battery materials corporation

Mandate of the board of directors

Adopted April 8, 2022

The board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) is responsible for the stewardship of the business and affairs of the Company. In this regard, the Board establishes policies, procedures and reporting mechanisms to safeguard company assets and ensure its long-term development, profitability and viability. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives.

The Board delegates to the senior officers the responsibility for managing the day-to-day business of the Company. The Board discharges its responsibilities to oversee management directly and through the Audit Committee, Compensation, Governance, and Nominating Committee and Sustainability Committee. In addition to its standing committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to Board committees.

I.	APPLICATION

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.

II.	COMPOSITION AND MEETINGS

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Compensation, Governance, and Nominating Committee, in accordance with the Company’s constating documents. The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of Nasdaq and National Instrument 58-101 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators.

The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in the Position Description for the Chair of the Board. The Chair should be an independent director. Where this is not appropriate, an independent director will be appointed to act as “lead director.”

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Electra Battery Materials Corporation	Mandate of the Board of Directors

The Board may delegate certain matters it is responsible for to the committees of the Board. The Board shall appoint from among its members the members of each committee of the Board, in consultation with the relevant committee of the Board.

The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet in camera, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting.

III.	RESPONSIBILITIES AND DUTIES OF THE BOARD

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

(a)	Oversight of Management
•	Delegating to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of the Company.
•	Approving the appointment of the Chief Executive Officer and the other officers of the Company and, together with the CEO, developing a written position description for the role of the CEO. The Board, directly or through the Compensation, Governance, and Nominating Committee, is also responsible for approving the annual compensation of the Chief Executive Officer and the other officers of the Company.
•	Ensuring that management succession planning programs are in place, including programs to recruit management with the highest standards of integrity and competence and train, develop and retain them.
•	Establishing and updating the Company’s executive compensation policy and ensuring that such policy aligns management’s interests with those of the shareholders.
•	Promoting a culture of integrity throughout the Company consistent with the Code of Conduct.
•	Meeting on a regular basis at least four times per year.
(b)	Business Strategy

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business. This will include the following:

•	The review and approval of management’s proposed annual budget, and the monitoring of the Company’s performance against both strategic objectives and the annual budget.

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Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Reviewing and approving the Company’s annual and short-term corporate objectives developed by management.
•	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.
•	Providing input to management on emerging trends and issues that may affect the business of the Company, its strategic plan or its annual budget.
(c)	Financial and Risk Matters
•	Reviewing and approving the Company’s annual budget presented by management.
•	Ensuring the Company adopts and follows appropriate policies and procedures for the accuracy of its financial statements and returns along with the timely reporting and disclosure of financial information shareholders and regulators as required.
•	Reviewing and approving the Company’s annual audited financial statements and unaudited interim financial statements and the notes for each, as well as the annual and interim Management’s Discussion and Analysis, Management Proxy Circular, and other public offering documents.
•	Reviewing and approving the Company’s annual earnings press releases, including any pro forma or non-IFRS information included therein, and their filing and disclosure.
•	Overseeing, directly and through the Audit Committee, the quality and integrity of the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements.
•	Reviewing and monitoring, directly and through the Audit Committee, the independence, qualifications, appointment and performance of the Company’s external auditor.
•	Overseeing, directly and through the Audit Committee, the process implemented to ensure integrity of the Company’s internal controls over financial reporting and management information systems.
(d)	Corporate Governance
•	Overseeing the development of the Company’s approach to corporate governance, including guidelines that set out the expectations of directors, including basic duties and responsibilities with respect to matters such as attendance at Board meetings and advance review of meeting materials.
•	Requires necessary knowledge, skills and expertise on the part of Directors to allow them to contribute effectively to the achievement of corporate objectives including a reasonable representation of mining industry professionals.
•	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

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Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Ensuring that the Board receives from officers the information and input required to enable the Board to effectively perform its duties.
•	Overseeing the assessment of the effectiveness of the Board, its Committees and individual directors on an annual basis by the Compensation, Governance, and Nominating Committee.
•	In conjunction with the Compensation, Governance, and Nominating Committee, providing an orientation program for new directors to the Board and continuing education opportunities for all directors.
(e)	Ethical and Legal Compliance and Risk Management
•	Reviewing and approving the Company’s Code of Business Conduct and Ethics
•	Reviewing and monitoring:
•	compliance with the Code of Business Conduct and Ethics and other ethical standards adopted by the Company; and
•	the Company’s compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Mandate is intended to require the Board to ensure the Company’s compliance with applicable laws or regulations.
•	Overseeing the processes by which the principal risks of the Company are identified, assessed and managed and ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to shareholders.
(f)	Other
•	Approving and reviewing the Company’s controls and procedures, including the Disclosure Policy and any other policies that address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company and its wholly owned subsidiaries is conducted.
•	Monitor the effectiveness of the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion and to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.
•	Adopt and oversee a process to enable shareholders and other interest parties to communicate directly with the Board.
•	Monitor the effectiveness of the Company’s sustainability practices with a view to satisfying itself that the Company’s actions are consistent with the goal of zero harm to people, the environment and host communities. This commitment means the Company will strive to act consistently in all of its operations in relation to health & safety, the environment, community relations and social development.

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Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s governance guidelines.
•	Performing any other activities consistent with this Mandate, the Company’s constating documents, and governing laws that the Board determines are necessary or appropriate.
IV.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Board and Lead Director.

If the chair is not an independent director then the independent lead director should act as the effective leader of the Board and ensure the Board’s agenda will enable it to successfully carry out its duties. See the Position Description for the Chair of the Board and Lead Director for more detail.

V.	LIMITATION ON COMMITTEE’S DUTIES

The Board shall discharge its responsibilities, and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided and representations made by management as to any audit or non-audit services provided by the external auditor.

Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Mandate is not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Mandate should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

VI.	REVIEW OF MANDATE

The Compensation, Governance, and Nominating Committee of the Board will review and reassess the adequacy of this Mandate from time to time and recommend any proposed changes to the Board for approval.

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Electra Battery Materials Corporation	Mandate of the Board of Directors

Appendix A

electra battery materials corporation

POSITION DESCRIPTION FOR THE CHAIR OF THE BOARD AND LEAD DIRECTOR

Adopted April 8, 2022

The Chair (the “Chair”) of the board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) shall be appointed in accordance with the Board Mandate. If the Chair is not an independent director within the meaning of National Instrument 52-110 – Audit Committees or by applicable United States securities laws and exchange requirements, an independent director will be appointed to act as lead director of the Board (the “Lead Director”).

DUTIES AND RESPONSIBILITIES OF THE CHAIR

Leadership and Governance

(a)	Providing overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board, and individual directors of the Board (the “Directors”).
(b)	Working with the other Directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities.
(c)	Fostering ethical and responsible decision making by the Board, the committees of the Board and individual Directors.
(d)	Providing advice, counsel and mentorship to the senior executives of the Company and fellow Directors.

Board Meetings

(e)	Ensuring the Board meets according to its regular schedule and otherwise as required.
(f)	Chairing the meetings of the Board, including requiring appropriate briefing materials to be delivered to the Board in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual Directors and ensuring clarity and due recording of decisions of the Board.
(g)	Preparing or causing to be prepared agendas for meetings of the Board in consultation with any chairs of the committees of the Board and the Lead Director, as appropriate.
(h)	Ensuring that the Board and its committees have the appropriate resources to support their work, in particular, accurate, timely and relevant information.
(i)	Creating a cooperative atmosphere where Directors are encouraged to openly discuss, debate and question matters requiring their attention in a constructive and productive fashion.

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Electra Battery Materials Corporation	Mandate of the Board of Directors

(j)	Ensuring that the independent Directors meet in a separate in camera session, as deemed necessary or advisable by the Board.

Board Committees

(k)	Providing oversight of the chairs of the Board’s committees so that such chairs ensure that that the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees.
(l)	Assisting the committees of the Board in bringing their recommendations forward to the Board for consideration.
(m)	Assisting the Compensation, Governance, and Nominating Committee in identifying and assessing potential candidates for nomination as Directors.

Senior Executives

(n)	Ensuring the Board works in an open and productive manner with senior executives of the Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

Other Duties

(o)	Chairing meetings of the shareholders of the Company.
(p)	Carrying out such other duties and responsibilities as the Board may request from time to time.
II.	APPOINTMENT OF LEAD DIRECTOR

The Chair should be an independent Director; however, where this is not appropriate, an independent Director will be appointed to act as Lead Director. The Lead Director should act as the effective leader of the Board and ensure the Board’s agenda will enable it to successfully carry out its duties. The Lead Director shall facilitate the functioning of the Board independently of the senior executives of the Company and provide independent leadership to the Board and to the Directors.

If the Chair is an independent Director, no Director shall be appointed to act as Lead Director.

III.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR
(a)	Working collaboratively, as appropriate, with the Chair and the Chief Executive Officer of the Company with respect to Board governance and Board processes.
(b)	Providing independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company.
(c)	Providing advice, counsel and mentorship to the senior executives of the Company and fellow Directors.
(d)	In consultation with the Chair, working to facilitate an effective relationship between senior executives of the Company and the Directors.

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Electra Battery Materials Corporation	Mandate of the Board of Directors

(e)	Working with the Chair and other senior executives of the Company, as appropriate and as required, in assisting to monitoring progress of their respective mandates and duties.
(f)	Ensuring the proper flow of information to the Board.
(g)	Ensuring that the independent Directors have the opportunity to meet separately without non-independent Directors and senior executives of the Company present, as required.
(h)	To the extent applicable, chairing the meetings of the independent Directors and prepare the agendas for such meetings.

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SCHEDULE 2:
AUDIT COMMITTEE CHARTER

Electra battery materials corporation

audit Committee Charter

Adopted April 8, 2022

I.	PURPOSE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) is to oversee the accounting and financial reporting processes of the Company and its subsidiaries and the audits of the financial statements of the Company, as well as related disclosure, internal controls, regulatory compliance and risk management functions.

II.	COMPOSITION

The members of the Committee shall be appointed annually by the Board. The Chair shall be elected by the members of the Committee. The Committee shall consist of a minimum of three independent directors of the Company, and each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of the Nasdaq Stock Market (“Nasdaq”) and any additional requirements that the Board deems appropriate. In addition, at least one member of the Committee must be designated by the Board to be an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (the “SEC”).

Independence is defined by, and subject to the exemptions and other provisions set out in, applicable laws, rules and regulations, as well as the rules of relevant stock exchanges (the “Applicable Laws”).

III.	QUALIFICATIONS & EXPERIENCE

Each member of the Committee must be financially literate, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee must be designated by the Board to be an “audit committee financial expert” as defined by the SEC and a “financial expert” within the meaning of Applicable Laws. The financial expert should have the following competencies:

•	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;
•	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

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•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;
•	An understanding of internal controls and procedures for financial reporting; and
•	An understanding of audit committee functions.
IV.	RISK OVERSIGHT

In addition to the specific responsibilities enumerated below, the Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent public accounting firm engaged for the purpose of preparing or issuing an auditor report for inclusion in the Company’s annual report or performing other audit, review or attest services for the Company (the “independent auditor”) regarding the adequacy of risk mitigation strategies.

V.	COMMITTEE RESPONSIBILITIES

In addition to such other duties as may be delegated by the Board, the Committee shall:

•	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases before the Company publicly discloses this information and recommend Board approval of such documents. The Committee shall also oversee procedures for the review of the Company’s public disclosure of financial information and shall periodically assess the adequacy of those procedures.
•	Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.
•	Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.
•	Auditor: Be directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor; ensure that the independent auditor reports directly to the Committee; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.
•	Auditor Performance and Independence Evaluation: Review the performance of the independent auditor, including the lead partner of the independent auditor. The Committee shall ensure its receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the Company, actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent auditor.

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•	Non-audit Services: Review and, in its sole discretion, approve in advance the independent auditor’s annual engagement letter and all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.
•	Whistleblower: Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).
•	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.
•	Funding: Provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for the payment of:
•	compensation to the independent auditor;
•	compensation to any advisors employed by the Committee; and
•	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
•	Reporting: Report to the Board on a quarterly basis on the proceedings of Committee meetings.
•	Related Person Transactions: Oversee the Company’s related persons transactions policy and review proposed transactions or courses of dealings requiring approval or ratification under such policy.
•	Code of Conduct: Review the Company’s program to monitor compliance with the Code. The Committee shall also oversee the investigation of any alleged breach of the Code and the taking of appropriate corrective actions where a breach of the Code has occurred.
•	Miscellaneous: Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.
VI.	CHAIR RESPONSIBILITIES

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Audit Committee.

VII.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Compensation, Governance, and Nominating Committee.

VIII.	AUTHORITY

The Committee has authority to:

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•	Appoint, compensate, and oversee the work of any registered public accounting firm retained by the Company.
•	Conduct or authorize investigations into or studies of matters within its scope of responsibility, including with respect to whistleblower submissions, and may retain, at the Company’s expense, independent legal, accounting or other advisors as it deems necessary to assist the Committee in carrying out its duties or to assist in the conduct of an investigation.
•	Meet with management, the independent auditor and other advisors, as necessary.
•	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.
•	Call a meeting of the Board to consider any matter of concern to the Committee.
IX.	MEETINGS

The Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Committee Chair shall not have a deciding or casting vote. An in-camera session of independent directors shall take place at least quarterly. The Committee should also meet separately on a periodic basis with (i) management, (ii) the director of the Company’s internal auditing department or other person responsible for the internal audit function, if applicable, and (iii) the Company’s independent auditor. The Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors.

Meeting minutes shall be recorded and maintained, as directed by the Chair of the Committee.

X.	DELEGATION OF AUTHORITY

The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; provided, however, that no subcommittee shall consist of fewer than two members, and provided further that the Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

XI.	LIMITATION ON COMMITTEE’S DUTIES

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external auditor, in accordance with its business judgment. Members of the Committee are not full-time employees of the Company and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Committee to (i) plan or conduct any audits; (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with generally accepted accounting principles or applicable law; (iii) guarantee the external auditor’s reports; or (iv) provide any expert or special assurance as to the Company’s internal controls or management of risk. Members of the Committee are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided and representations made by management as to any audit or non-audit services provided by the external auditor.

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Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the Applicable Laws. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

XII.	EVALUATION OF COMMITTEE

The Committee shall, on an annual basis, review and evaluate its performance. In conducting this review, the Committee shall address such matters that the Committee considers relevant to its performance and evaluate whether this Charter appropriately addresses the matters that are or should be within its scope. The review and evaluation shall be conducted in such a manner as the Committee deems appropriate.

The Committee shall deliver to the Board a report, which may be oral, setting forth the results of its review and evaluation, including any recommended changes to this Charter and any recommended changes to the Company’s or the Board’s policies or procedures, as it deems necessary or appropriate.

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Appendix A

electra battery materials corporation

POSITION DESCRIPTION FOR THE CHAIR OF THE AUDIT COMMITTEE

Adopted April 8, 2022

The board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) shall select one of the members of the Board who meets the criteria for independence established by National Instrument 52-110 – Audit Committees, adopted by the Canadian securities administrators and by applicable United States securities laws and exchange requirements, to be appointed as Chair (the “Chair”) of the Audit Committee (the “Audit Committee”) of the Board.

I.	DUTIES AND RESPONSIBILITIES OF THE CHAIR
(a)	Providing leadership to enable the Audit Committee to effectively carry out its duties and responsibilities as described in the Charter of the Audit Committee, and as may otherwise be appropriate.
(b)	Chairing meetings of the Audit Committee and encouraging a free and open discussion at the meetings.
(c)	Assisting the Audit Committee and the individual members of the Audit Committee in understanding and discharging their respective duties and responsibilities.
(d)	Ensuring the Audit Committee meets as necessary or appropriate to fulfill its mandate.
(e)	Ensuring there is an effective relationship between the senior executives (including internal auditors of the Company, if any), the external auditors of the Company and the members of the Audit Committee.
(f)	Acting as liaison between the Audit Committee and each of the Company’s management and external auditor.
(g)	Establishing and overseeing procedures to govern the work of the Audit Committee and the discharge of the duties of the Audit Committee, including procedures relating to:
(i)	the development of the agendas for meetings of the Audit Committee in consultation, as appropriate, with the Chair or lead director of the Board, the Chief Executive Officer and Chief Financial Officer of the Company and other senior executives of the Company;
(ii)	the receipt of appropriate information from senior executives of the Company to enable the Audit Committee to effectively exercise its duties;

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(iii)	access to senior executives of the Company as the Audit Committee may require from time to time;
(iv)	the tabling of items requiring the approval of the Audit Committee or the review and recommendation of Audit Committee for approval by the Board;
(v)	the proper flow of information to the Audit Committee, including the adequacy and timing of information and materials that may be required by the Audit Committee; and
(vi)	the retention of appropriately qualified and independent external auditors, and other external advisors as appropriate and support of their independent functions.
(h)	Discussing as necessary with the Chair of the Compensation, Governance, and Nominating Committee the skills, experience and talents required for the members of the Audit Committee on an ongoing basis.
(i)	Overseeing the assessment of the performance of the Audit Committee.
(j)	Reporting to the Board, where appropriate, on matters reviewed and on any decisions or recommendations made by the Audit Committee.
(k)	Attending meetings of shareholders and responding to such questions from shareholders as may be put to the Chair.
(l)	Carrying such other duties as may be requested by the Board from time to time.

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SCHEDULE 3:
2022 LTIP

2022
LONG-TERM INCENTIVE PLAN

Electra battery materials corporation

1.       PURPOSE

The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2.       DEFINITIONS AND INTERPRETATION

2.1	Definitions. For purposes of the Plan, the following words and terms shall have the following meanings:

“Addendum” means the addendum for US Taxpayers (as defined in the Addendum) attached hereto as Addendum A – Special Provisions Applicable to US Taxpayers and forming part of the Plan;

“affiliate” means an “affiliated company” determined in accordance with the Securities Act and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

“associate” means an “associate” determined in accordance with the Securities Act;

“Award” means an Option, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan (as applicable);

“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable);

“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

“Canadian Taxpayer” means a Participant (other than a consultant) liable to pay income taxes in Canada as a result of the receipt of an Award or the settlement thereof;

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“Change in Control” means the occurrence of any one or more of the following events:

(a)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its subsidiaries and another corporation or other entity, as a result of which Shareholders prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;
(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(c)	any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);
(d)	the sale, transfer or other disposition of all or substantially all of the assets of the Corporation;
(e)	as a result of or in connection with:

(i)     the contested election of directors; or

(ii)	a transaction referred to in paragraph (a) of this definition of “Change in Control”,

the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the directors;

(f)	the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its affiliates that has occurred or is immanent is a Change in Control,

and for purposes of the foregoing, “voting securities” means the Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

“consultant” means a person, other than a director, officer or employee of the Corporation or of any subsidiary of the Corporation, that:

(a)	is engaged to provide bona fide services to the Corporation or subsidiary, other than services provided in relation to a distribution of securities;

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(b)	provides the services under a written contract with the Corporation or subsidiary; and
(c)	spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or subsidiary;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner, and, for greater certainty, includes consultants who provide outsourced or contract labour to the Corporation or a subsidiary, and employees of such consultants;

“Corporation” means Electra Battery Materials Corporation, a corporation existing under the laws of Canada, or its successor, as applicable;

“Deferred Annual Amount” has the meaning ascribed thereto in Section 8.1(b);

“Deferred Share Unit” means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Deferred Share Unit;

“Disability” means a medical condition that would qualify a Participant for benefits under a long-term disability plan of the Corporation or a subsidiary of the Corporation;

“Discounted Market Price” has the meaning ascribed to such term in the Exchange Corporate Finance Manual;

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Corporation’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares of the Corporation beneficially owned by Insiders to whom options may be granted under the Plan and their associates and affiliates;

“Dividend Equivalents” means the right, if any, granted under Section 14, to receive payments in cash or in Shares, based on dividends declared on Shares;

“DSU Account” has the meaning ascribed thereto in Section 8.3;

“DSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule H – DSU Award Agreement, setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;

“DSU Separation Date” means, with respect to Deferred Share Units granted to a Participant, the date on which the Participant ceases to be a director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation for any reason, without regard to any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law);

“Effective Date” means date the Plan is ratified by the shareholders of the Corporation and all required approvals of any relevant regulatory authorities are received;

“Eligible Person” means any director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan and the terms of the Exchange Corporate Finance Manual;

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“Exchange” means the TSX Venture Exchange or, if the Shares are no longer listed for trading on the TSX Venture Exchange, such other exchange or quotation system on which the Shares are listed or quoted for trading;

“Exchange Corporate Finance Manual” means the corporate finance manual published by the Exchange, as amended from time to time, or if the Shares are no longer listed for trading on the Exchange, the policies of such other exchange or quotation system on which the Shares are listed or quoted for trading;

“Grant Date” means the date on which an Award is made to an Eligible Person in accordance with the provisions hereof;

“Insider” has the meaning ascribed to such term in the Exchange Corporate Finance Manual;

“Investor Relations Activities” has the meaning ascribed to such term in the Exchange Corporate Finance Manual;

“Management Corporation Employee” means an individual employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person involved in Investor Relations Activities;

“Market Price” at any date in respect of the Shares shall be, the closing trading price of such Shares on the Exchange on the last trading day immediately before the date on which the Market Price is determined. In the event that the Shares are not then listed and posted for trading on an Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

“Option” means an option to purchase Shares granted under Section 5.1;

“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement (Non U.S.) or Schedule B – Option Award Agreement (U.S.), setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;

“Option Price” has the meaning ascribed thereto in Section 5.2(a);

“Original LTIP Date” means October 26, 2017;

“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with the Plan, or his or her Personal Representatives, as the context requires;

“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Performance Share Unit;

“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, joint stock company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar meaning;

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“Personal Representative” means:

(a)	in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and
(b)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;

“Plan” means this Amended and Restated Long-Term Incentive Plan, as amended or amended and restated from time to time;

“PSU Account” has the meaning ascribed thereto in Section 6.3;

“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – PSU Award Agreement (Non U.S.) or Schedule D – PSU Award Agreement (U.S.), setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 6.2(b);

“Restricted Share Unit” means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Restricted Share Unit;

“Retirement” means:

(a)	in the case of a director, officer or an employee of the Corporation or any subsidiary of the Corporation, retirement as determined in accordance with the retirement policy of the Corporation or subsidiary, as such policy may exist from time to time; and
(b)	in the case of a consultant, the completion of the term of the consultant’s Service Agreement in accordance with its terms (for greater certainty, without being renewed);

“RSU Account” has the meaning ascribed thereto in Section 7.3;

“RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule E – RSU Award Agreement (Non U.S.) or Schedule F – RSU Award Agreement (U.S.), setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;

“RSU Vesting Date” means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Taxpayers, shall not be later than the date referred to in Section 7.2(b);

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof;

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“Security-Based Compensation Arrangement” shall include:

(a)	stock option plans for the benefit of employees, Insiders, service providers, or any one of such groups;
(b)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
(c)	stock appreciation rights involving issuances of securities from treasury;
(d)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation;
(e)	security purchases from treasury by an employee, Insider, or service provider which is financially assisted by the Corporation by any means whatsoever;

“Service Agreement” means any written agreement between a Participant and the Corporation or any subsidiary of the Corporation (as applicable), in connection with that Participant’s employment, service or engagement as a director, officer, employee or consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

“Shareholder” means a holder of Shares;

“Shares” mean common shares of the Corporation;

“subsidiary” means a “subsidiary” determined in accordance with National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators; and

“Termination Date” means:

(a)	for Awards granted before the Original LTIP Date, the date on which a Participant ceases to be an Eligible Person; and
(b)	for Awards granted on and after the Original LTIP Date, the date on which the Participant ceases to be actively employed by, ceases to actively perform services to, or ceases to be actively engaged by the Corporation and/or any subsidiary of the Corporation (and not, for greater certainty, the date that is the end of any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law)), without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary of the Corporation.
2.2	Headings. The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
2.3	Context; Construction. Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
2.4	Statutes. Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re-enacted from time to time.

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2.5	Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award shall be paid in Canadian dollars.
2.6	Addendum. The following addendum is attached to, forms part of, and shall be deemed to be incorporated in, the Plan:

Addendum	Title
Addendum A	Special Provisions Applicable to US Taxpayers
2.7	Schedules. The following schedules are attached to, form part of, and shall be deemed to be incorporated in, the Plan:

Schedule	Title
A	Option Award Agreement (Non U.S.) (including Appendix 1 - Notice of Exercise of Option)
B	Option Award Agreement (U.S.) (including Appendix 1 - Notice of Exercise of Option)
C	PSU Award Agreement (Non U.S.) (including Appendix 1 - Notice of Settlement of Performance Share Units)
D	PSU Award Agreement (U.S.) (including Appendix 1 - Notice of Settlement of Performance Share Units)
E	RSU Award Agreement (Non U.S.) (including Appendix 1 - Notice of Settlement of Restricted Share Units)
F	RSU Award Agreement (U.S.) (including Appendix 1 - Notice of Settlement of Restricted Share Units)
G	Deferred Share Unit Election Notice
H	DSU Award Agreement (including Appendix 1 - Notice of Settlement of Deferred Share Units)

3.        ADMINISTRATION OF THE PLAN

3.1     The Plan shall be administered by the Board.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

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(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;
(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;
(c)	to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;
(d)	to determine which Eligible Persons should be granted Awards;
(e)	to determine the number of Awards to be awarded to Eligible Persons;
(f)	to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);
(g)	to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;
(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form of Option Award Agreements, RSU Award Agreements, DSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and
(i)	subject to Section 13, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.

Prior to its implementation by the Corporation, the Plan is subject to approval by the Exchange and thereafter the Plan must be approved by shareholders and the Exchange on an annual basis.

3.3	Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.
3.4	Use of Administrative Agent. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.
3.5	Limitation of Liability and Indemnification. No member of the Board or a committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Awards granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a committee of the Board.

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4.       SHARES SUBJECT TO THE PLAN AND PARTICIPATION LIMITS

4.1	Shares Subject to Awards. Subject to adjustment under the provisions of Section 10, the aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation, shall not exceed a total of 2,333,333 Shares. This represents approximately 7.21% of the current issued and outstanding Shares of the Company (on a non-diluted basis). In addition to the foregoing:
(a)	up to a maximum of 250,000 Shares may be reserved for issuance upon settlement of Restricted Share Units granted pursuant to the Plan;
(b)	up to a maximum of 277,778 Shares may be reserved for issuance upon settlement of Performance Share Units granted pursuant to the Plan;
(c)	up to a maximum of 388,888 Shares may be reserved for issuance upon settlement of Deferred Share Units granted pursuant to the Plan; and
(d)	up to a maximum of 1,416,667 Shares may be reserved for issuance upon the exercise of Options,

provided that, in no event shall the aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation, exceed 20% of the issued and outstanding Shares of the Corporation, calculated at the Award Date. In respect of Performance Share Units, the maximum Shares issuable under the grant shall be included in the calculation for purposes of this Section 4.1.

4.2	Shares Available for Future Grants. Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the Plan and any Shares subject to an Award that is settled in cash and not Shares shall again be available for future Awards under the Plan.
4.3	Participation Limits. The Plan, when combined with all of the Corporation’s other previously established Security-Based Compensation Arrangements, including the limitations imposed on the maximum number of Shares which may be issued pursuant to the exercise or redemption and settlement of Options, Restricted Share Units, Performance Share Units and Deferred Share Units set out in Section 4.1 above, shall not result at any time in:
(a)	the grant of an Award to any one Person in any 12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding Shares of the Corporation, calculated at the Award Date, unless the Corporation has obtained the requisite Disinterested Shareholder Approval to the grant;

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(b)	the grant of an Award to any one consultant in any 12 month period which could, when exercised, result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation, calculated at the Award Date;
(c)	the grant of an Option, in any 12 month period, to Persons employed or engaged by the Corporation to perform Investor Relations Activities which could, when exercised, result in the issuance of Shares exceeding, in aggregate, two percent (2%) of the issued and outstanding Shares of the Corporation, calculated at the Award Date;
(d)	the grant of an Award to any Insider which could, when exercised, result in the issuance of Shares to Insiders (as a group) exceeding ten percent (10%) of the issued and outstanding Shares of the Corporation at any point in time, calculated at the Award Date, unless the Corporation has obtained the requisite Disinterested Shareholder Approval to the grant;
(e)	the grant of an Award to any Insider which could, when exercised, result in the grant or issuance of Shares to Insiders (as a group) exceeding ten percent (10%) of the issued and outstanding Shares of the Corporation in any 12 month period, calculated at the Award Date, unless the Corporation has obtained the requisite Disinterested Shareholder Approval to the grant; or
(f)	the grant of Restricted Share Units, Performance Share Units or Deferred Share Units to Persons employed or engaged by the Corporation to perform Investor Relations Activities.

Any entitlement to acquire Shares granted pursuant to the Plan or other Security-Based Compensation Arrangement prior to the Participant becoming an Insider shall be included for the purposes of the limits set out in this Section 4.3.

4.4	Fractional Shares. No fractional Shares shall be issued upon the exercise of Options or the settlement of Performance Share Units, Restricted Share Units or Deferred Share Units in Shares, and the Board may determine the manner in which fractional share value shall be treated.
4.5	Vesting Limits. Notwithstanding any other provision of the Plan to the contrary, no Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Participant who dies or who ceases to be a Participant under the provisions hereof in connection with a change of control, take-over bid, reverse take-over or other similar transaction.

5.        OPTIONS

5.1	Grant. Options may be granted to Eligible Persons and Management Corporation Employees at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements. A press release is generally required at the time of grant for Options granted to Participants; however, no such press release is required if the Options are granted to employees or consultants that are not directors or officers of the Corporation or performing Investor Relations Activities, except where the grant constitutes material information under applicable securities laws.

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5.2	Terms and Conditions of Options. Options shall be evidenced by an Option Award Agreement, which shall incorporate the terms of the Plan and specify such further terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)	the number of Shares to which the Options to be awarded to the Participant pertain;
(b)	the exercise price per Share subject to each Option (the “Option Price”), which shall in no event be lower than the Discounted Market Price at the Grant Date. Options may not be awarded unless and until the Options have been allocated to specific Persons, and then, once allocated, a minimum Option Price can be established;
(c)	the Option’s scheduled expiry date, which shall not exceed ten years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date shall be ten years from the Grant Date); and
(d)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters and any requirements of the rules and regulations of the Exchange.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.3	Vesting. Subject to Section 12, all Options granted pursuant to the Plan will be subject to such vesting requirements as may be imposed by the Board or as otherwise specified in the Participant’s Service Agreement. The Option Award Agreement representing any such Option will disclose any vesting conditions. Notwithstanding the foregoing, Options issued to consultants performing Investor Relations Activities will vest in stages over at least 12 months with no more than 1/4 of the Options vesting in any three month period and the Board may not accelerate such vesting dates without first obtaining approval by the Exchange.
5.4	Exercise of Option. Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, substantially in the form attached as Appendix 1 - Notice of Exercise of Option attached to the Option Award Agreement, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board.

An Exchange four month hold period will be imposed from the date of grant of the Option on all Options awarded to Insiders or promoters of the Corporation and on all Options for which the Option Price is based on a discount to the Market Price.

No certificates for Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

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5.5	Termination of Option Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, subject to Section 12, Options shall be treated in the manner set forth below:

Reason for Termination	Vesting	Expiry of Option
Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death
Disability	Options continue to vest in accordance with the terms of the Option until the date that is one year following the date of disability	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of disability
Retirement	Options continue to vest in accordance with the terms of the Option until the date that is one year following the date of retirement	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of retirement
Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited

Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation

Options granted to Persons engaged primarily to provide Investor Relations Activities expire on the earlier of the scheduled expiry date of the Option and 30 days following the date of resignation

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Reason for Termination	Vesting	Expiry of Option
Termination without Cause/Constructive Dismissal - No Change in Control Involved

Unvested Options granted prior to the Original LTIP Date automatically vest as of the Termination Date

Unvested Options granted from and after the Original LTIP Date continue to vest in accordance with the terms of the Option until the date that is one year following the Termination Date

Options expire on the earlier of scheduled expiry date of the Option and one year following the Termination Date
Change in Control	Options granted prior to the Original LTIP Date shall vest and become immediately exercisable Options granted from and after the Original LTIP Date shall vest in accordance with Section 12	Options expire on the scheduled expiry date of the Option
Termination with Cause

Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

6.        PERFORMANCE SHARE UNITS

6.1	Grant. Performance Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

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6.2	Terms and Conditions of Performance Share Units. Performance Share Units shall be evidenced by a PSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)	the number of Performance Share Units to be awarded to the Participant;
(b)	the performance cycle applicable to each Performance Share Unit, which shall be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(c) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs;
(c)	the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that shall be used to determine the vesting of the Performance Share Units;
(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 14; and
(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

6.3	PSU Accounts. A separate notional account shall be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 15.3. Performance Share Units awarded to the Participant from time to time pursuant to Sections 6.1 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.
6.4	Vesting. Subject to Section 4.5 and Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit shall vest and shall be settled as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any performance criteria having been satisfied.
6.5	Settlement.
(a)	The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Appendix 1 - Notice of Settlement of Performance Share Units attached to the PSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

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(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than the period of time specified in Section 6.2(b).
6.6	Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Performance Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Performance Share Units
Death	Outstanding Performance Share Units that were vested on or before the date of death shall be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death shall vest immediately and be settled in accordance with Section 6.5 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Participant’s performance for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of death.
Retirement	Outstanding Performance Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 6.5 as of the date of Retirement. Outstanding Performance Share Units that would have vested on the next vesting date following the date of Retirement shall be settled in accordance with Section 6.5 as of the earlier of the vesting date and the date that is one year from the date of Retirement. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of Retirement.

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Reason for Termination	Treatment of Performance Share Units
Disability	Outstanding Performance Share Units as of the date of Disability shall vest and be settled in accordance with Section 6.5 in accordance their terms, based on the Participant’s performance for the applicable performance period(s) up to the date of Disability. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of Disability.
Resignation	Outstanding Performance Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 6.5 as of the date of resignation, after which time the Performance Share Units shall in all respects terminate.
Termination without Cause/Wrongful Dismissal - No Change in Control Involved	Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date. Outstanding Performance Share Units that would have vested on the next vesting date following the Termination Date, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the Participant’s performance for the applicable performance period(s) up to the Termination Date, shall be settled in accordance with Section 6.5 as of the earlier of such vesting date and the date that is one year from the Termination Date. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Termination Date.
Change in Control	Performance Share Units vest in accordance with Section 12.
Termination of the Participant for Just Cause	Outstanding Performance Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

7.       RESTRICTED SHARE UNITS

7.1	Grant. Restricted Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
7.2	Terms and Conditions of Restricted Share Units. Restricted Share Units shall be evidenced by an RSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)	the number of Restricted Share Units to be awarded to the Participant;

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(b)	the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs;
(c)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with Section 14;
(d)	in the case of a Canadian Taxpayer, in respect of each Restricted Share Unit that may be awarded under the RSU Award Agreement, the year in which the services to which the Restricted Share Unit relates were rendered; and
(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

7.3	RSU Accounts. A separate notional account shall be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an “RSU Account”) in accordance with Section 15.3. Restricted Share Units awarded to the Participant from time to time pursuant to Sections 7.1 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant’s RSU Account will be cancelled.
7.4	Vesting. Subject to Section 4.5 and Section 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest and shall be settled when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”). Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit shall vest and shall be settled in three approximately equal instalments on the first three anniversaries of the Grant Date.

7.5       Settlement.

(a)	The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Appendix 1 - Notice of Settlement of Restricted Share Units attached to the RSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board.[1] No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

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(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than the period of time specified in Section 7.2(b).
7.6	Termination of Restricted Share Unit Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or RSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Restricted Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Restricted Share Units
Death	Outstanding Restricted Share Units that were vested on or before the date of death shall be settled in accordance with Section 7.5 as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.5 as of the date of death, prorated to reflect the actual period between the grant date and the date of death. Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of death.
Retirement	Outstanding Restricted Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 7.5 as of the date of Retirement. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of Retirement shall be settled in accordance with Section 7.5 as of the earlier of such vesting date and the date that is one year from the date of Retirement. Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the date of Retirement.
Disability	Outstanding Restricted Share Units as of the date of Disability shall continue to vest for a period of no longer than one year of the date of Disability and be settled in accordance with Section 7.5 in accordance their terms, after which time the Restricted Share Units shall in all respects terminate.

1 For Participants who are US Taxpayers, settlements shall take place in accordance with such further limitations as may be prescribed by the Addendum.

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Reason for Termination	Treatment of Restricted Share Units
Resignation	Outstanding Restricted Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 7.5 as of the date of resignation, after which time the Restricted Share Units shall in all respects terminate.
Termination without Cause/Wrongful Dismissal - No Change in Control Involved	Outstanding Restricted Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 7.5 as of the Termination Date. Outstanding Restricted Share Units that would have vested on the next vesting date following the Termination Date shall be settled in accordance with Section 7.5 as of the earlier of such vesting date and the date that is one year from the Termination Date. Subject to the foregoing, any remaining Restricted Share Units shall in all respects terminate as of the Termination Date.
Change in Control	Restricted Share Units vest in accordance with Section 12.
Termination of the Participant for Just Cause	Outstanding Restricted Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

8.         DEFERRED SHARE UNITS

8.1       Grant.

(a)	Discretionary Deferred Share Units. Deferred Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.
(b)	Mandatory or Elective Deferred Share Units. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board shall determine, pursuant to recommendations of the Board, the Board may require a Participant to defer, or may permit a Participant to elect to defer, receipt of all or a portion of the following amounts payable by the Corporation or any subsidiary of the Corporation:
(i)	Director’s Retainer - in the case of a member of the Board who is not also an officer or employee of the Corporation, an amount equal to all or a portion of his or her annual directors’ retainer payable on account of his or her services as a member of the Board (which amount shall not include committee chairperson retainers, committee members retainers, Board or committee meeting fees, or special remuneration for ad hoc services rendered to the Board); or

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(ii)	Officers’ and Employees’ Annual Incentive - in the case of an officer or employee of the Corporation or any subsidiary of the Corporation (as applicable), an amount equal to all or a portion of his or her annual incentive bonus for a calendar year,

(the “Deferred Annual Amount”), and receive in lieu thereof an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share on the date of payment of such Deferred Annual Amount. For elective Deferred Share Units, the form of election shall be substantially in the form of Schedule G – Deferred Share Unit Election Notice.

8.2	Terms and Conditions of Deferred Share Units. Deferred Share Units shall be evidenced by a DSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:
(a)	the number of Deferred Share Units to be awarded to the Participant;
(b)	for Deferred Share Units awarded under Section 8.1(a):
(i)	the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, subject to Section 8.5(b) for Canadian Taxpayers;
(ii)	any performance criteria, which may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and
(iii)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters;
(c)	in the case of Deferred Share Units awarded to a Canadian Taxpayer, such terms and conditions as may be necessary to meet the requirements of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada); and
(d)	in the case of Deferred Share Units awarded to a US Taxpayer, such terms and conditions as may be necessary to meet the requirements of US Code Section 409A (as defined in the Addendum).

For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable, the Addendum. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

8.3	DSU Accounts. A separate notional account shall be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a “DSU Account”) in accordance with Section 15.3. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 shall be credited to the Participant’s DSU Account and shall vest in accordance with Section 8.4. On the vesting of the Deferred Share Units pursuant to Section 8.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 8.5, or on the forfeiture and termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant’s DSU Account will be cancelled.

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8.4       Vesting. Subject to Sections 4.5 and 12, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or DSU Award Agreement:

(a)	each Deferred Share Unit awarded under Section 8.1(a) shall vest in accordance with the DSU Award Agreement; and
(b)	each Deferred Share Unit awarded under Section 8.1(b) shall immediately vest at the time it is credited to the Participant’s DSU Account.

8.5       Settlement.

(a)	The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Appendix 1 - Notice of Settlement of Deferred Share Units attached to the DSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the DSU Separation Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the DSU Separation Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws.
(b)	Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Taxpayer shall take place (i) after the DSU Separation Date; and (ii) by December 31 of the first calendar year that commences after such time.
8.6	Termination of Deferred Share Unit Due to Termination of Employment, Service or Engagement. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or DSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Deferred Share Units shall be treated in the manner set forth below:

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Reason for Termination	Treatment of Deferred Share Units
Death	Outstanding Deferred Share Units that were vested on or before the date of death shall be settled in accordance with Section 8.5 as of the date of death. Outstanding Deferred Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 8.5 as of the date of death, prorated to reflect the actual period between the grant date and the date of death. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the date of death.
Retirement	Outstanding Deferred Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 8.5 as of the date of Retirement. Outstanding Deferred Share Units that would have vested on the next vesting date following the date of Retirement shall be settled in accordance with Section 8.5 as of the earlier of such vesting date and the date that is one year from the date of Retirement. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the date of Retirement.
Disability	Outstanding Deferred Share Units as of the date of Disability shall continue to vest for a period no longer than one year of the date of Disability and be settled in accordance with Section 8.5 in accordance their terms. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the date of Disability.
Resignation	Outstanding Deferred Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 8.5 as of the date of resignation, after which time the Deferred Share Units shall in all respects terminate.
Termination without Cause/Wrongful Dismissal - No Change in Control Involved	Outstanding Deferred Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 8.5 as of the Termination Date. Outstanding Deferred Share Units that would have vested on the next vesting date following the Termination Date shall be settled in accordance with Section 8.5 as of the earlier of such vesting date and the date that is one year from the Termination Date. Subject to the foregoing, any remaining Deferred Share Units shall in all respects terminate as of the Termination Date.
Change in Control	Deferred Share Units vest in accordance with Section 12.
Termination of the Participant for Just Cause	Outstanding Deferred Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

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9.        NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS

An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Personal Representatives.

10.       ADJUSTMENTS

10.1	The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances; provided that such adjustments are not inconsistent with the Plan and the rules and regulations of the Exchange (as applicable). Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.
10.2	If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.
10.3	The adjustments provided for in this Section 10 shall be cumulative.
10.4	On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.
10.5	Any adjustment, other than in connection with a consolidation or stock split, to any Awards issued under the Plan cannot be effected without first obtaining approval by the Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

11.      PRIORITY OF AGREEMENTS

11.1	Priority of Agreements. In the event of any inconsistency or conflict between the provisions of a Participant’s Award Agreement and the Plan, the provisions of the Plan shall prevail with respect to such Participant. In the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) a Participant’s Service Agreement, the provisions of the Plan shall prevail with respect to such Participant. With respect to the Plan, the terms of the Participant’s Service Agreement must not (i) cause a violation of US Code 409A in respect of a US Taxpayer (as defined in the Addendum) or (ii) cause the Plan to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada) in respect of a Participant that is a Canadian Taxpayer, in either case the terms of the Plan shall prevail.
11.2	Vesting and Termination Provisions in Service Agreements. In the event that a Participant’s Service Agreement contains provisions respecting the vesting of the dates upon which any or all outstanding Awards shall be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms, or provisions respecting the expiry, forfeiture and termination of such Awards, the vesting or expiry, forfeiture and termination of such Awards, as applicable, shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant, provided such terms do not contradict or otherwise conflict with the terms of the Plan, in either case the terms of the Plan shall then prevail.

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12.      CHANGE IN CONTROL - TREATMENT OF AWARDS

12.1	Change in Control - Awards Granted On and After Original LTIP Date. Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Award Agreement, if a Change in Control shall conclusively be deemed to have occurred and at least one of the two additional circumstances described below occurs, then there shall be immediate full vesting of each outstanding Award granted on and after the Original LTIP Date, subject to any required approval of the Exchange, which may be exercised and settled, in whole or in part, even if such Award is not otherwise exercisable or vested by its terms:
(a)	upon a Change in Control the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award that satisfies the criteria set forth in Section 12.1(b)(i)(A) or 12.1(b)(i)(B); or
(b)	in the event that the Awards were continued, assumed, converted or replaced as contemplated in 12.1(b)(i), during the two-year period following the effective date of a Change in Control, the Participant is terminated by the Corporation without cause or the Participant resigns for good reason, and for purposes of Section 12.1:

(i)	the obligations with respect to each Participant shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:
(A)	the Shares remain publicly held and widely traded on an established stock exchange; and
(B)	the terms of the Plan and each Award are not materially altered or impaired without the consent of the Participant;
(ii)	the obligations with respect to each Award shall be considered to have been converted or replaced with an equivalent award by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding

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(A)	each Award is converted or replaced with a replacement award in a manner that qualifies under Subsection 7(1.4) of the Income Tax Act (Canada) in the case of a Participant that is a Canadian Taxpayer or that complies with Code Section 409A in the case of a Participant that is a US Taxpayer on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such award;
(B)	the converted or replaced award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including with respect to termination for cause or constructive dismissal) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted award or replacement award (but other than the security and number of shares represented by the continued award or replacement award) are substantially similar to the underlying Award being converted or replaced; and
(C)	the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.
12.2	Change in Control. Notwithstanding Section 12.1, in the event of a Change in Control, the Board shall have the right, but not the obligation, and without the consent of any Participant, to permit each Participant, within a specified period of time prior to the completion of the Change in Control as determined by the Board, to exercise all of the Participant’s outstanding Options and to settle all of the Participant’s outstanding Performance Share Units, Restricted Share Units and Deferred Share Units (to the extent then vested and exercisable, including by reason of acceleration by the Board pursuant to Section 12.3 or in accordance with the Award Agreement) but subject to and conditional upon the completion of the Change in Control and any required approval of the Exchange.
12.2	Discretion to Accelerate Awards. Notwithstanding Section 12.1, and subject to any required approval of the Exchange, in the event of a Change in Control, the Board may accelerate the dates upon which any or all outstanding Awards shall vest and be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms.
12.3	Termination of Awards on Change in Control. Subject to and conditional upon completion of the Change in Control event, the Plan and all outstanding Awards, vested and unvested, shall be deemed to be terminated, without further act or formality, except to the extent required under Sections 12.1 and 16.2, if applicable.
12.4	Further Assurances on Change in Control. The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 12.2 or the Award Agreement shall be subject to the completion of the Change in Control event.

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12.5	Awards Need Not be Treated Identically. In taking any of the actions contemplated by this Section 12, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.
12.6	Canadian Taxpayer. In the case of a Deferred Share Unit held by a Participant that is a Canadian Taxpayer, and subject to any further limitations provided in any Award Agreement, (i) no payment settlement shall be made to the Participant under this Section 12 until after the time that the Participant ceases to be a director or officer of the Corporation or any subsidiary of the Corporation / an employee or consultant of the Corporation or any subsidiary of the Corporation for any reason, without regard to any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law); and (ii) all settlements to such Participant under this Section 12 shall be made by December 31 of the first calendar year that commences after such time.

13.       AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

13.1	Discretion to Amend the Plan and Awards. Subject to Section 13.2, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals and must be consistent with the rules and regulations of the Exchange.
13.2	Amendments Requiring Shareholder Approval. Notwithstanding Section 13.1, no amendments to the Plan or Awards to:
(a)	with respect to Options, reduce the Option Price, or cancel and reissue any Options so as to in effect reduce the Option Price;
(b)	extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 16.3;
(c)	increase the maximum number of Shares reserved for issuance under the Plan;
(d)	revise the participation limits set out in Section 4.3;
(e)	revise Section 9 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;
(f)	amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of Participants on a discretionary basis; or
(g)	revise the amending provisions set forth in Section 13.1 or 13.2;

shall be made without obtaining approval of the Shareholders or Disinterested Shareholders, of the Corporation, as applicable, in accordance with the requirements of the Exchange.

For certainty, any of the amendments referenced in Section 13.2(a) or 13.2(b)(i) shall require Disinterested Shareholder Approval.

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13.3	Amendment, Suspension or Discontinuance. No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the Exchange or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

13.4       Tax Provisions. Notwithstanding the foregoing:

(a)	no amendment to the Plan shall cause the Plan or Performance Share Units, Restricted Share Units or Deferred Share Units granted to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Performance Share Units, Restricted Share Units or Deferred Share Units to be a “salary deferral arrangement” under the Income Tax Act (Canada); and
(b)	no amendment to the Plan shall cause the Plan or Deferred Share Units granted to a Canadian Taxpayer hereunder to cease to meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) without the consent of such Canadian Taxpayer.

14.       DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account, RSU Account and DSU Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. Dividend Equivalents to be credited to a Participant’s PSU Account, RSU Account or DSU Account shall be credited as follows:

(a)	any cash dividends or distributions credited to the Participant’s PSU Account, RSU Account or DSU Account shall be deemed to have been invested in additional Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date by (ii) the Market Price of one Share on such record date, and such additional Performance Share Units, Restricted Share Unit or Deferred Share Unit, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the Performance Share Unit, Restricted Share Unit or Deferred Share Unit, as applicable, with respect to which such dividends or distributions were payable; and
(b)	if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the Performance Share Units, Restricted Share Units or Deferred Share Unit, as applicable, with respect to which they were paid.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units or Deferred Share Units that have expired or that have been forfeited or terminated. The Dividend Equivalents which may be issued under this Section are subject to the limits set out in Section 4.3 hereto and the Board retains the discretion to make cash payment in lieu of the issuance of such Dividend Equivalents in the event any issuance would exceed such limits.

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15.      MISCELLANEOUS

15.1	No Rights as a Shareholder. Nothing contained in the Plan nor in any Award granted hereunder, including, for certainty, any Dividend Equivalent issued pursuant to Section 14, shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.
15.2	Employment. Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director, officer or a consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary. For stock options granted to employees, consultants or Management Corporation Employees, the Corporation and the Option holder are responsible for ensuring and confirming that the Option holder is a bona fide employee, consultant or Management Corporation Employee, as the case may be.
15.3	Record Keeping. The Corporation shall main appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:
(a)	the name and address of each Participant;
(b)	the number of Awards credited to each Participant’s account;
(c)	any and all adjustments made to Awards recorded in each Participant’s account; and
(d)	such other information which the Corporation considers appropriate to record in such registers.
15.4	Income Taxes. As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any payment otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan. In addition, as a condition for the exercise of an Option, the Corporation may require a Participant to deliver to the Corporation all or a portion of the taxes required to be withheld or remitted by the Corporation under the Income Tax Act (Canada) and any applicable Canadian provincial taxation statute as a result of the exercise of the Option.
15.5	No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.
15.6	Direction to Transfer Agents. Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Shares issuable under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Shares subject to the applicable Award in the name of such Participant or as may be directed in writing by the Participant.

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16.	TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS
16.1	Term of Award. Subject to Section 16.3, in no circumstances shall the term of an Award exceed ten years from the Grant Date.
16.2	Expiry, Forfeiture and Termination of Awards. If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.
16.3	Blackout Periods. Notwithstanding any other provision of the Plan, except as provided in Section 2.2 of the Addendum, if the expiry date or vesting date of an Award, other than a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer, as applicable, is during a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten Trading Days following the end of the Blackout Period, provided that the following requirements are satisfied:
(a)	the Blackout Period must be formally imposed by the Corporation pursuant to its internal trading policies. For greater certainty, in the absence of the Corporation formally imposing a Blackout Period, the expiry date of any Awards will not be automatically extended in any circumstances;
(b)	the Blackout Period must expire upon the general disclosure of the undisclosed material information; and
(c)	the automatic extension of a Participant’s Award will not be permitted where the Participant or the Corporation is subject to a cease trade order (or similar order under securities laws) in respect of the Corporation’s securities.

In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Taxpayer or US Taxpayer (as defined in the Addendum), any settlement that is effected during a Blackout Period in order to comply with Section 13.4 in the case of a Canadian Taxpayer or the Addendum in the case of a US Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

17.      GOVERNING LAW

The Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made therein.

18.      REGULATORY APPROVAL

18.1	The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required, including the Exchange. Any Awards granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Awards may be exercised or shall vest unless such approval and acceptance is given.

19.      EFFECTIVE DATE OF THE PLAN

The Plan is dated with effect as of the Effective Date.

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20.      EXISTING INCENTIVE STOCK OPTION PLAN

Following the Effective Date, the Plan will replace all current incentive stock option plans and long-term incentive plans of the Corporation currently in place, and such plans shall thereafter be of no further force and effect. All outstanding incentive stock options or other awards issued under any previous plans shall thereafter be deemed to be issued under the Plan and shall thereafter be governed under the Plan.

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Addendum A - Special Provisions Applicable to US Taxpayers

This Addendum sets forth special provisions of the Plan that apply to US Taxpayers (as defined below) and forms part of the Plan. All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.

1.	DEFINITIONS

1.1     For the purposes of this Addendum:

“Disability” means “disability” as defined in Section 422(c) of the US Code;

“Fair Market Price” shall be last closing price of the Issuer’s Shares before either the issuance of a press release or the filing with the Exchange of a price reservation form (Form A) required to fix the price at which the Shares are to be issued, less any applicable discount, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Fair Market Price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. In the resolution allocating any Option, the Board may determine that the Grant Date shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this definition, “Fair Market Price” shall be deemed to be the last closing price of the Issuer’s Shares before either the issuance of a press release or the filing with the Exchange of a price reservation form (Form A) required to fix the price at which the Shares are to be issued, less any applicable discount, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, or, if the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date; and “Fair Market Price” with respect to a Non-Qualified Stock Option will be the fair market value determined by the reasonable application of a reasonable valuation method, within the meaning of US Code Section 409A;

“Incentive Stock Option” means any Award designated and qualified as an “incentive stock option” as defined in Section 422 of the US Code;

“Non-Qualified Stock Option” means any Award that is not an Incentive Stock Option;

“Separation From Service” shall mean that employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed;

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the US Code;

“subsidiary corporation” means “subsidiary corporation” as defined in Section 424(f) of the US Code;

“Ten Percent Owner” means a US Taxpayer who, at the time an Award is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the US Code) more than 10% of the total combined voting power of all classes of stock of the Corporation or any parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the US Code;

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“US Code” means the United States Internal Revenue US Code of 1986 and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

“US Code Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder;

“US Code Section 409A Award” means an Award that is “nonqualified deferred compensation” within the meaning of US Code Section 409A;

“US Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder;

“US Securities Act” means the Securities Act of 1933, and the rules and regulations thereunder; and

“US Taxpayer” means a Participant who is a citizen or resident of the United States for purposes of the US Code, or whose Awards under the Plan are subject, or would be subject, absent an exemption, to US Code Section 409A.

2.	INCENTIVE STOCK OPTIONS

2.1      Incentive Stock Options and Non-Qualified Stock Options. Awards granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Notwithstanding Sections 3.2 and 5.1 of the Plan, Incentive Stock Options may only be granted to an Eligible Person who is an employee of the Corporation or a subsidiary corporation. To the extent that any Award does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

2.2      Term of Option. Notwithstanding any provision of the Plan arguably to the contrary:

(a)	in no circumstances shall the term of an Option exceed ten years from the Grant Date or be exercisable after the expiration of ten years from the Grant Date; and
(b)	in no circumstances shall the term of an Incentive Stock Option granted to a Ten Percent Owner exceed five years from the Grant Date or be exercisable after the expiration of five years from the Grant Date.

2.3      Plan Limit on Incentive Stock Options. Subject to adjustment pursuant to Section 10 of the Plan and Sections 422 and 424 of the US Code, the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options shall not exceed 25,500,000.

2.4      Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422(d) of the US Code, the aggregate Market Price (determined as of the Grant Date) of the Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation and its parent and subsidiary corporations that become exercisable or vest for the first time by a Participant during any calendar year shall not exceed US$100,000 or such other limit as may be in effect from time to time under Section 422 of the US Code. To the extent that any Award exceeds this limit, it shall constitute a Non-Qualified Stock Option.

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3.	OPTIONS

3.1      Option Price. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the Option Price of such Incentive Stock Option shall not be less than 110% of the Fair Market Price of the Shares determined as of the Grant Date. For all other US Taxpayers, the Option Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Price of the Shares determined as of the Grant Date. The Option Price of a Non-Qualified Stock Option shall not be less than 100% of the Fair Market Price of the Shares as determined as of the Grant Date.

3.2      Method of Exercise of Options. Section 5.3 of the Plan shall not be available if the Option being exercised is an Incentive Stock Option.

3.3      Option Award Agreement. The Option Award Agreement for US Taxpayers shall specify whether such Option is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the US Code are satisfied, and (b) in all other cases, a Non-Qualified Stock Option.

4.	PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS

4.1      Settlement of Performance Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 6.5 and 6.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, all settlements of Performance Share Units credited to a US Taxpayer’s PSU Account shall take place within 30 days of the date such Performance Share Units vest without receipt of the Notice of Settlement of Restricted Share Units from the US Taxpayer.

4.2      Settlement of Restricted Share Units for US Taxpayers. Notwithstanding the timing of settlement described in Sections 7.5 and 7.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, all settlements of Restricted Share Units credited to a US Taxpayer’s RSU Account shall take place within 30 days of the date such Restricted Share Units vest without receipt of the Notice of Settlement of Restricted Share Units from the US Taxpayer.

5.	DEFERRED SHARE UNITS

5.1      Elections for US Taxpayers. Section 8.1(b) of the Plan shall be applied in a manner consistent with United States Treasury Regulation Section 1.409A-2(a). Except as otherwise permitted under such regulation, a Participant’s election to defer a Deferred Annual Amount must be made by the end of the calendar year prior to the calendar year in which services giving rise to the right to payment of such amounts are to be performed. Without limiting the generality of the foregoing, during a US Taxpayer’s first calendar year of eligibility in the Plan (as described in United States Treasury Regulation Section 1.409A-2(a)(7)) such US Taxpayer may, within 30 days of becoming eligible, elect to participate in the Plan for such calendar year solely with respect to compensation to be paid for services to be performed after the date such election is made.

5.2      Distribution Date for Settlement of DSUs Held By US Taxpayers. Notwithstanding the timing of settlement described in Sections 8.5 or 8.6 of the Plan, but subject to Section 7.4 of this Addendum, for US Taxpayers, all settlements of Deferred Share Units credited to a US Taxpayer’s DSU Account shall take place within 30 days of the date of the US Taxpayer’s Separation From Service without receipt of the Notice of Settlement of Deferred Share Units from the US Taxpayer, unless a different fixed settlement date was specified in the applicable DSU Award Agreement at the time of grant of the Deferred Share Units (the “distribution date”). Notwithstanding any provision of the Plan arguably to the contrary (including Sections 12.2 and 13 of the Plan), any acceleration of the vesting of Deferred Share Units held by US Taxpayers will not result in the acceleration of the distribution date for such Deferred Share Units unless permitted under US Code Section 409A.

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5.3      Special Limitation Applicable to Eligible Persons Who Are Both a Canadian Taxpayer and a US Taxpayer. If the Deferred Share Units of a US Taxpayer are subject to tax under the income tax laws of Canada and also are subject to tax under US Code Section 409A, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under US Code Section 409A and/or under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), that may result because of the different requirements as to the time of distribution of Deferred Share Units (and thus the time of taxation) with respect to a US Taxpayer’s separation from service (under US tax law) and his retirement or loss of office (under Canadian tax law). The intended consequence of this Section 5.4 of the Plan is that distributions to US Taxpayers in payment of Deferred Share Units only will occur if such US Taxpayer experiences both a Separation From Service under US Code Section 409A and a retirement of loss of office within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada). If a US Taxpayer otherwise would be entitled to payment with respect to Deferred Share Units in any of the following circumstances, such Deferred Share Units shall instead be immediately and irrevocably forfeited, unless the relevant taxation authorities have provided guidance that the payment with respect to Deferred Share Units in such circumstances would not result in adverse tax consequences to the Eligible Person or the Corporation under either the Income Tax Act (Canada) or the US Code, or that compliance with the tax rules of only one jurisdiction would not cause a failure to comply with the rules of the other taxing jurisdiction:

(a)	a US Taxpayer experiences a Separation From Service as a result of a permanent decrease in the level of services such US Taxpayer provides to the Corporation and its affiliates to less than 20% of his past service, but such US Taxpayer continues to provide some level of service to the Corporation or an affiliate such that he has not had a retirement from, or loss of office or employment with, the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada); or
(b)	a US Taxpayer experiences a Separation From Service for purposes of a distribution required under US Code Section 409A as a result of ceasing to be a member of the Board, but such person continues providing services as an employee or as a member of the board of an affiliate, and as a result he has not experienced a retirement from, or loss of office or employment with, the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada); or
(c)	a US Taxpayer experiences a retirement from, or loss of office or employment with, the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), by virtue of ceasing employment as both an employee and as a director, but he continues to provide services as an independent contractor such that he has not experienced a Separation from Service.

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6.	TAXES

6.1      Payment of Taxes. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under US Code Section 409A), and neither the Corporation nor any subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Participant ) harmless from any or all of such taxes or penalties.

6.2      Tax Withholding. A US Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

7.	MISCELLANEOUS

7.1      Non-Assignability. Section 9 of the Plan shall only be available to US Taxpayers if the Option to be transferred is a Non-Qualified Stock Option and to the extent permissible under US law. No Incentive Stock Option shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution and all Incentive Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant, or by the Participant’s legal representative or guardian in the event of the Participant’s Disability. Section 9 of the Plan shall only be available to US Taxpayers with respect to Performance Share Units, Deferred Share Units and Restricted Share Units to the extent permissible under US law.

7.2      Amendments. In addition to the provisions of Section 13 of the Plan, to the extent determined by the Board to be required either by the US Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the US Code or otherwise, Plan amendments as they relate to or affect US Taxpayers shall be subject to approval by the Corporation shareholders entitled to vote at a meeting of shareholders. An amendment to increase the aggregate number of Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options as set forth in Section 2.3 of this Addendum must be approved by shareholders within 12 months of adoption of such amendment. Notwithstanding the provisions of Section 13 of the Plan, no amendment in respect of an Award to a US Taxpayer shall be made without the consent of such US Taxpayer if the result of such amendment would be to cause the Award to violate the requirements of US Code Section 409A.

7.3      Effective Date; Shareholder Approval. The Plan including the Addendum shall become effective upon the Effective Date. Awards may be granted under this Addendum from and after the Effective Date; provided however that if Corporation’s shareholders fail to approve the Plan and this Addendum within 12 months of the Effective Date, any Incentive Stock Options granted under the Plan to a US Taxpayer from and after the Effective Date to the date that is 12 months of the Effective Date shall be deemed to be Non-Qualified Stock Options. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of the Effective Date or the date the Plan including the Addendum are approved by the Corporation’s shareholders.

7.4      US Code Section 409A Awards. If an Award is determined to constitute a US Code Section 409A Award, the Award shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with US Code Section 409A. In this regard, if any amount under a US Code Section 409A Award is payable upon a Separation From Service to a Participant who is considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s date of Separation From Service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to US Code Section 409A.

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7.5      Priority. Except as specifically provided in this Addendum, the provisions of the Plan and the Participant’s Award Agreement shall govern. For Participants who are US Taxpayers, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) this Addendum, the terms of this Addendum shall prevail.

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SCHEDULE A
OPTION AWARD AGREEMENT (NON U.S.)

This Option Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (the “Company”) and ● in the City of ●, in the Province of ● (the “Participant”).

1.             DEFINITIONS

1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and used herein have the respective meanings attributed to such terms in the Plan, and the Addendum, if applicable, unless otherwise defined herein.

2.             GRANT AND PRICE

2.1	The Company grants Options to the Participant to purchase the number of Shares hereinafter set out, subject to the terms and conditions in the Plan and hereinafter set out:
Grant Date:	●
Number of Options:	●
Option Price:	●
Scheduled Expiry Date:	●

3.             EXERCISE OF OPTION

3.1	Options shall be exercisable only to the extent that the Option has vested. Subject to the terms and conditions set forth in the Plan, each Option shall vest and become exercisable as follows:
Vesting Dates	Number of Options
●	●
●	●
●	●
3.2	The Option may be exercised by the Participant by delivering to the Company a completed Appendix 1 – Notice of Exercise of Option, a copy of which is attached hereto.

4.             ATTRIBUTES OF OPTIONS

4.1	All Options, whether or not vested, hall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated by reference. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.

5.           MISCELLANEOUS PROVISIONS

5.1	Notices. Any notice given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courtier, facsimile or email and addressed:

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To the Company at:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com
To the Participant at:
Address:	●
●
Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2	Successors and Assigns. This Agreement shall be binding upon the Company and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives.
5.3	Entire Agreement. This Agreement, together with the terms of the Plan constitute the entire agreement between the parties pertaining to the subject matter hereof and supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.
5.4	Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

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Witness to Participant’s Signature	Name:
Title:

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APPENDIX 1
TO Option Award Agreement (Non U.S.)
NOTICE OF EXERCISE OF OPTION

TO: Electra Battery Materials Corporation (the “Company”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the related agreement entered into between the Company and the undersigned dated as of ●, 20● the undersigned hereby irrevocably elects to exercise all or part of its Option granted pursuant to the Plan in the following manner:

1.	Option Information:
Grant Date

Number of Options Granted

Option Price per Share

2.	Exercise Information:
Number of Options Being Exercised

Number of Share Appreciation Rights in respect of which Option is Being Exercised:

Aggregate Option Price

3.	Registration. The Shares are to be registered as directed below:
Name of Financial Institution

Address

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Account Number

Contact / Telephone

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of _____________________ , 20__ .

Witness to Participant’s Signature	Name:
Title:

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SCHEDULE B
OPTION AWARD AGREEMENT (U.S.)

This Option Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (the “Company”) and ● in the State of ● (the “Participant”).

1.	DEFINITIONS
1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and used herein have the respective meanings attributed to such terms in the Plan, and the Addendum, if applicable, unless otherwise defined herein.
2.	GRANT AND PRICE
2.1	The Company grants Options to the Participant to purchase the number of Shares hereinafter set out, subject to the terms and conditions in the Plan and hereinafter set out:
Grant Date:	●
Number of Options:	●
Option Price:	US$● per Share
Scheduled Expiry Date:	●
3.	EXERCISE OF OPTION
3.1	Options shall be exercisable only to the extent that the Option has vested. Subject to the terms and conditions set forth in the Plan, each Option shall vest and become exercisable as follows:
Vesting Dates	Number of Options
●	●
●	●
●	●
3.2	The Option may be exercised by the Participant by delivering to the Company a completed Appendix 1 – Notice of Exercise of Option, a copy of which is attached hereto.
4.	ATTRIBUTES OF OPTIONS
4.1	All Options, whether or not vested, hall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated by reference. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.
5.	FOR AGREEMENTS WITH US TAXPAYERS

Alternative #1 - The following provisions apply to Options granted to US Taxpayers that are intended to be Incentive Stock Options.

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5.1       Incentive Stock Options for US Taxpayers

This Option (or such portion of the Option as indicated above) is intended to qualify as an “incentive stock option” as defined in Section 422(b) of the United States Internal Revenue Code of 1986 (the “US Code”), to the extent permitted under applicable law. To the extent that any portion of the Option does not so qualify, it shall be deemed a non-qualified stock option.

In order to qualify as “incentive stock options” as defined in Section 422 of the US Code, the Participant understands that in order to obtain the benefits of an incentive stock option under Section 422 of the US Code, no sale or other disposition may be made of Shares for which incentive stock option treatment is desired within the one-year period beginning on the day after the day of the transfer of such Shares to it, nor within the two-year period beginning on the day after Grant Date of this Option and further that this Option must be exercised within three months after termination of employment as an Employee (or 12 months in the case of death or disability) to qualify as an incentive stock option. If the Participant disposes (whether by sale, gift, transfer or otherwise) of any such Shares within either of these periods, he or she will notify the Company within 30 days after such disposition. The Participant also agrees to provide the Company with any information concerning any such dispositions required by the Company for tax purposes. Further, to the extent this Option and any other incentive stock options of the Participant having an aggregate Market Price in excess of $100,000 (determined as of the Grant Date) first become exercisable in any year, such options will not qualify as incentive stock options.

Alternative #2 - Non-Qualified Stock Options

5.2       Non-Qualified Stock Options

This Option (or such portion of the Option as indicated above) is not intended to qualify as an “incentive stock option” as defined in Section 422(b) of the United States Internal Revenue Code of 1986.

6.	MISCELLANEOUS PROVISIONS
6.1	Notices. Any notice given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

To the Company at:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com

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To the Participant at:
Address:	●
●
Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

6.2	Successors and Assigns. This Agreement shall be binding upon the Company and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives.
6.3	Entire Agreement. This Agreement, together with the terms of the Plan constitute the entire agreement between the parties pertaining to the subject matter hereof and supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.

6.4	Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

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APPENDIX 1
TO Option Award Agreement (U.S.)
NOTICE OF EXERCISE OF OPTION

TO: Electra Battery Materials Corporation (the “Company”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the related agreement entered into between the Company and the undersigned dated as of ●, 20● the undersigned hereby irrevocably elects to exercise all or part of its Option granted pursuant to the Plan in the following manner:

1.	Option Information:
Grant Date

Number of Options Granted

Option Price per Share

2.	Exercise Information:
Number of Options Being Exercised

Number of Share Appreciation Rights in respect of which Option is Being Exercised:

For US Taxpayers:

I am exercising my Option for Incentive Stock Options

I am exercising my Option for Non-Qualified Stock Options

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Aggregate Option Price

3.	Registration. The Shares are to be registered as directed below:
Name of Financial Institution

Address

Account Number

Contact / Telephone

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of ____________________, 20__ .

Witness to Participant’s Signature	Name:
Title:

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SCHEDULE C
PSU Award Agreement (Non U.S.)

This PSU Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● (the “Grant Date”) between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (hereinafter called the “Corporation”) and ● in the City of ●, in the Province of ● (hereinafter called the “Participant”).

1.	DEFINITIONS
1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the Addendum, if applicable, and used herein have the respective meanings attributed to such terms in the Plan unless otherwise defined herein.
2.	GRANT AND VESTING PROVISIONS
2.1	The Corporation hereby grants to the Participant an aggregate of ● Performance Share Units as an incentive for future services, on and subject to the terms and conditions set forth in the Plan, and the terms and conditions hereinafter set out. Performance Share Units shall be settled by the Corporation in accordance with the Plan only to the extent that the Performance Share Units have vested. Subject to the terms and conditions set forth in the Plan, each Performance Share Unit shall vest as to 50% on the second anniversary of the Grant Date and the remaining 50% on the third anniversary of the Grant Date as set out in the table below:
Number of Performance Share Units	PSU Vesting Date
●	●
●	●
2.2	The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached hereto as Appendix 1 - Notice of Settlement of Performance Share Units, acknowledged by the Corporation. Provided that if a notice of settlement is not delivered prior to December 31 of the third Anniversary, the Performance Share Units shall be settled as of such date.
3.	ATTRIBUTES OF PERFORMANCE SHARE UNITS
3.1	All Performance Share Units, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.
4.	OTHER PROVISIONS
4.1	The table below lists the companies that make up the relative total shareholder return (“TSR”) peer group for the 20● PSU awards:

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20● PSU Performance Peer Group
●	●
●	●
●	●
4.2	The vesting of Performance Share Units is conditional upon the achievement of relative TSR as set out in the table below:
Relative Total Shareholder Return (Percentile Ranking)	Adjustment Factor
●	●
●	●
●	●

4.3	Dividend Equivalents will be credited to the PSU Account with respect to the Performance Share Units.
5.	MISCELLANEOUS PROVISIONS
5.1	Notices. Any notice to be given pursuant to provisions hereof shall be sufficiently given if delivered personally to the Person to whom it is to be given or if delivered to the Person’s address at the following applicable address or mailed to the Person at such address by ordinary mail, postage prepaid, or provided by any electronic means of sending messages, including facsimile transmission or email, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed:

If to the Corporation:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com
If to the Participant:
Address:	●
●
Attention:	●
Email:	●

108

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2	Successors and Assigns. This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives and Permitted Assigns.
5.3	Entire Agreement. This Agreement and the Plan, constitute the entire agreement between the parties pertaining to the subject matter hereof and this Agreement supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.
5.4	Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

109

APPENDIX 1
TO PSU Award Agreement (Non U.S.)
NOTICE OF SETTLEMENT OF PERFORMANCE SHARE UNITS

TO: Electra Battery Materials Corporation (the “Corporation”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20●, including Section ● of the Plan:

1.	Amounts Paid in Settlement. The undersigned hereby irrevocably elects to settle vested Performance Share Units in the Participant’s PSU Account under the Plan as follows:
Number of Vested Performance Share Units	PSU Vesting Date
●	●

2.	Registration. The Shares issued in settlement of the vested Performance Share Units, if any, are to be registered in the name of the undersigned and are to be delivered, as directed below:
Name
Address

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of ____________________ , 20__ .

Witness to Participant’s Signature	Name:
Title:
3.	Amounts Paid in Settlement. The vested Performance Share Units in the Participant’s PSU Account under the Plan shall be settled as follows:
Number of Vested Performance Share Units	PSU Vesting Date	Percentage in Shares	Percentage in Cash
●	● , 20●	● %	● %

110

Accepted and agreed this __ day of ____________________, 20__ .

Electra Battery Materials Corporation
By:
Name:
Title:

111

SCHEDULE D
PSU Award Agreement (U.S.)

This PSU Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● (the “Grant Date”) between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (hereinafter called the “Corporation”) and ● in the City of ●, in the State of ● (hereinafter called the “Participant”).

1.	DEFINITIONS
1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the Addendum, if applicable, and used herein have the respective meanings attributed to such terms in the Plan unless otherwise defined herein.
2.	GRANT AND VESTING PROVISIONS
2.1	The Corporation hereby grants to the Participant an aggregate of ● Performance Share Units, on and subject to the terms and conditions set forth in the Plan, and the terms and conditions hereinafter set out. Performance Share Units shall be settled by the Corporation in accordance with the Plan only to the extent that the Performance Share Units have vested. Subject to the terms and conditions set forth in the Plan, each Performance Share Unit shall vest as to 50% on the second anniversary of the Grant Date and the remaining 50% on the third anniversary of the Grant Date as set out in the table below:
Number of Performance Share Units	PSU Vesting Date
●	●
●	●
2.2	The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached hereto as Appendix 1 - Notice of Settlement of Performance Share Units, acknowledged by the Corporation. Provided that if a notice of settlement is not delivered prior to December 31 of the third Anniversary, the Performance Share Units shall be settled as of such date.
3.	ATTRIBUTES OF PERFORMANCE SHARE UNITS
3.1	All Performance Share Units, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.
4.	OTHER PROVISIONS
4.1	The table below lists the companies that make up the relative TSR peer group for the 20● PSU awards:

112

20● PSU Performance Peer Group
●	●
●	●
●	●
●	●
4.2	The vesting of Performance Share Units is conditional upon the achievement of relative TSR as set out in the table below:
Relative Total Shareholder Return (Percentile Ranking)	Adjustment Factor
●	●
●	●
●	●

4.3	Dividend Equivalents will be credited to the PSU Account with respect to the Performance Share Units.
5.	MISCELLANEOUS PROVISIONS
5.1	Notices. Any notice to be given pursuant to provisions hereof shall be sufficiently given if delivered personally to the Person to whom it is to be given or if delivered to the Person’s address at the following applicable address or mailed to the Person at such address by ordinary mail, postage prepaid, or provided by any electronic means of sending messages, including facsimile transmission or email, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed:

If to the Corporation:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com
If to the Participant:
Address:	●
●

113

Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2	Successors and Assigns. This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives and Permitted Assigns.
5.3	Entire Agreement. This Agreement and the Plan, constitute the entire agreement between the parties pertaining to the subject matter hereof and this Agreement supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.
5.4	Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

114

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

115

APPENDIX 1
TO PSU Award Agreement (U.S.)
NOTICE OF SETTLEMENT OF PERFORMANCE SHARE UNITS

TO: Electra Battery Materials Corporation (the “Corporation”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20●, including Section 6.5 of the Plan:

1.	Amounts Paid in Settlement. The undersigned hereby irrevocably elects to settle vested Performance Share Units in the Participant’s PSU Account under the Plan as follows:
Number of Vested Performance Share Units	PSU Vesting Date
●	●

2.	Registration. The Shares issued in settlement of the vested Performance Share Units, if any, are to be registered in the name of the undersigned and are to be delivered, as directed below:
Name
Address

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of ____________________, 20__ .

Witness to Participant’s Signature	Name:
Title:
3.	Amounts Paid in Settlement. The vested Performance Share Units in the Participant’s PSU Account under the Plan shall be settled as follows:
Number of Vested Performance Share Units	PSU Vesting Date	Percentage in Shares	Percentage in Cash
●	● , 20●	● %	● %

116

Accepted and agreed this __ day of ____________________, 20__ .

Electra Battery Materials Corporation
By:
Name:
Title:

117

SCHEDULE E
RSU Award Agreement (Non U.S.)

This RSU Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (hereinafter called the “Corporation”) and ● in the Province of ● (hereinafter called the “Participant”).

1.	DEFINITIONS
1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the Addendum, if applicable, and used herein have the respective meanings attributed to such terms in the Plan and the Addendum, if applicable, unless otherwise defined herein.

2.       GRANT AND VESTING PROVISIONS

2.1	The Corporation hereby grants to the Participant an aggregate of ● Restricted Share Units for services rendered, or to be rendered, in the year of grant, on and subject to the terms and conditions set forth in the Plan, including the Addendum, if applicable, and the terms and conditions hereinafter set out. Restricted Share Units shall be settled by the Corporation in accordance with the Plan only to the extent that the Restricted Share Units have vested. Subject to the terms and conditions set forth in the Plan, each Restricted Share Unit shall vest immediately.

Alternative:

shall vest as follows:

Number of Restricted Share Units	RSU Vesting Date	Percentage of Vested Restricted Share Units
●	●	●
●	●	●
●	●	●
2.2	The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached hereto as Appendix 1 - Notice of Settlement of Restricted Share Units, acknowledged by the Corporation. Provided that if a notice of settlement is not delivered prior to December 31 of the third Anniversary, the Restricted Share Units shall be settled as of such date.

3.        ATTRIBUTES OF RESTRICTED SHARE UNITS

3.1	All Restricted Share Units, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.

118

4.        OTHER PROVISIONS

4.1	Dividend Equivalents will be credited to the RSU Account with respect to the Performance Share Units.

5.        MISCELLANEOUS PROVISIONS

5.1	Notices. Any notice to be given pursuant to provisions hereof shall be sufficiently given if delivered personally to the Person to whom it is to be given or if delivered to the Person’s address at the following applicable address or mailed to the Person at such address by ordinary mail, postage prepaid, or provided by any electronic means of sending messages, including facsimile transmission or email, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed:

If to the Corporation:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com
If to the Participant:
Address:	●
●
Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2	Successors and Assigns. This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives and Permitted Assigns.
5.3	Entire Agreement. This Agreement and the Plan, including the Addendum, if applicable, constitute the entire agreement between the parties pertaining to the subject matter hereof and this Agreement supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.
5.4	Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

119

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

120

APPENDIX 1
TO RSU Award Agreement (Non U.S.)
NOTICE OF SETTLEMENT OF RESTRICTED SHARE UNITS

TO: Electra Battery Materials Corporation (the “Corporation”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as ● (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20●, including Section 7.5 of the Plan:

1.	Amounts Paid in Settlement. The undersigned hereby irrevocably elects to settle vested Restricted Share Units in the Participant’s RSU Account under the Plan as follows:
Number of Vested Restricted Share Units	RSU Vesting Date
●	●

2.	Registration. The Shares issued in settlement of the vested Deferred Share Units, if any, are to be registered in the name of the undersigned and are to be delivered, as directed below:
Name
Address

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of ____________________, 20__ .

Witness to Participant’s Signature	Name:
Title:
3.	Amounts Paid in Settlement. The vested Restricted Share Units in the Participant’s RSU Account under the Plan shall be settled as follows:
Number of Vested Restricted Share Units	RSU Vesting Date
●	●

121

Accepted and agreed this __ day of ___________________ , 20__ .

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

122

SCHEDULE F
RSU Award Agreement (U.S.)

This RSU Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (hereinafter called the "Corporation") and ● in the City of ●, in the State of ● (hereinafter called the "Participant").

1.            DEFINITIONS

1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”), and the Addendum, if applicable, and used herein have the respective meanings attributed to such terms in the Plan unless otherwise defined herein.

2.            GRANT AND VESTING PROVISIONS

2.1	The Corporation hereby grants to the Participant an aggregate of ● Restricted Share Units for services rendered, or to be rendered, in the year of grant, on and subject to the terms and conditions set forth in the Plan, and the terms and conditions hereinafter set out. Restricted Share Units shall be settled by the Corporation in accordance with the Plan only to the extent that the Restricted Share Units have vested. Subject to the terms and conditions set forth in the Plan, each Restricted Share Unit shall vest immediately.

Alternative:

shall vest as follows:

Number of Restricted Share Units	RSU Vesting Date	Percentage of Vested Restricted Share Units
●	●	●
●	●	●
●	●	●

2.2	The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached hereto as Appendix 1 - Notice of Settlement of Restricted Share Units, acknowledged by the Corporation. Provided that if a notice of settlement is not delivered prior to December 31 of the third Anniversary, the Restricted Share Units shall be settled as of such date.

3.            ATTRIBUTES OF RESTRICTED SHARE UNITS

3.1	All Restricted Share Units, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.

4.            OTHER PROVISIONS

123

4.1	Dividend Equivalents will be credited to the RSU Account with respect to the Performance Share Units.

5.               MISCELLANEOUS PROVISIONS

5.1     Notices. Any notice to be given pursuant to provisions hereof shall be sufficiently given if delivered personally to the Person to whom it is to be given or if delivered to the Person’s address at the following applicable address or mailed to the Person at such address by ordinary mail, postage prepaid, or provided by any electronic means of sending messages, including facsimile transmission or email, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed:

If to the Corporation:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com
If to the Participant:
Address:	●
●
Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2      Successors and Assigns. This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives and Permitted Assigns.

5.3      Entire Agreement. This Agreement and the Plan, constitute the entire agreement between the parties pertaining to the subject matter hereof and this Agreement supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.

5.4      Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

124

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

125

APPENDIX 1
TO RSU Award Agreement (U.S.)
NOTICE OF SETTLEMENT OF RESTRICTED SHARE UNITS

TO: Electra Battery Materials Corporation (the "Corporation")

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as ● (the "Plan") and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20●, including Section 7.5 of the Plan:

1.	Amounts Paid in Settlement. The undersigned hereby irrevocably elects to settle vested Restricted Share Units in the Participant’s RSU Account under the Plan as follows:
Number of Vested Restricted Share Units	RSU Vesting Date
●	●

2.	Registration. The Shares issued in settlement of the vested Deferred Share Units, if any, are to be registered in the name of the undersigned and are to be delivered, as directed below:
Name
Address

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of ____________________, 20__ .

Witness to Participant’s Signature	Name:
Title:
3.	Amounts Paid in Settlement. The vested Restricted Share Units in the Participant’s RSU Account under the Plan shall be settled as follows:
Number of Vested Restricted Share Units	RSU Vesting Date
●	●

126

Accepted and agreed this __ day of ____________________, 20__ .

Electra Battery Materials Corporation
By:
Name:
Title:

Witness to Participant’s Signature		Name:
Title:

127

SCHEDULE G
Deferred Share Unit Election Notice

TO: Electra Battery Materials Corporation (the “Corporation”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20●, including Section 8.5 of the Plan:

1.        For Directors

Required Minimum Amount: For the period _______ to ________ , the undersigned hereby acknowledges his or her agreement to receive the following percentage (the “Minimum Percentage”) of his or her [annual retainer] by way of Deferred Share Units:

	Amount	Percentage in Deferred Share Units	Percentage in Cash
Annual Retainer	$●	● %	● %

Elected Amount: For the period ______ to _______ , the undersigned hereby elects to receive the following percentage (the “Elected Percentage”) of his or her [annual retainer] by way of Deferred Share Units:

	Amount	Percentage in Deferred Share Units	Percentage in Cash
Annual Retainer	$●	● %	● %

2.        For Employees

Elected Amount: For the period _______ to _______ , the undersigned hereby elects to receive the following percentage (the “Elected Percentage”) of their [annual compensation] [annual incentive bonus] by way of Deferred Share Units:

	Amount	Percentage in Deferred Share Units	Percentage in Cash
Annual Compensation	$●	● %	● %
Annual Incentive Bonus	$●	● %	● %

128

3.       Acknowledgement

The undersigned confirms and acknowledges that:

(a)	all Awards shall at all times be held by the undersigned subject to and in accordance with the Plan, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The undersigned hereby confirms that he or she has received and reviewed a copy of the Plan, and agrees to be bound by them;
(b)	this election shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the undersigned and its Personal Representatives; and
(c)	this election is irrevocable.

In and for the purposes hereof, terms defined in the Plan, and used herein have the respective meanings attributed to such terms in the Plan, unless otherwise defined herein.

DATED the __ day of _____________________, 20__ .

Witness to Participant’s Signature	Name:
Title:

129

SCHEDULE H
DSU Award Agreement

This DSU Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● between Electra Battery Materials Corporation, a corporation existing under the laws of Canada (hereinafter called the “Corporation”) and ● in the City of ●. in the Province of ● (hereinafter called the “Participant”).

1.	DEFINITIONS
1.1	Terms defined in the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the Addendum, if applicable, and used herein have the respective meanings attributed to such terms in the Plan and the Addendum, if applicable, unless otherwise defined herein.
2.	GRANT AND VESTING PROVISIONS
2.1	The Corporation hereby grants to the Participant an aggregate of ● Deferred Share Units, on and subject to the terms and conditions set forth in the Plan including the Addendum, if applicable, and hereinafter set out. Deferred Share Units shall be settled by the Corporation in accordance with the Plan only to the extent that the Deferred Share Units have vested. Subject to the terms and conditions set forth in the Plan, each Deferred Share Unit shall vest at the time it is credited to the Participant’s DSU Account, unless the Deferred Share Unit was awarded under Section 8.1(a) of the Plan, in which case each Deferred Share Unit shall vest in accordance with the following:
Number of Deferred Share Units	DSU Vesting Date	Percentage of Vested Deferred Share Units
●	● , 20●	100%
●	2nd Anniversary of Grant Date
●	3rd Anniversary of Grant Date

2.2	The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached hereto as Appendix 1 - Notice of Settlement of Deferred Share Units, acknowledged by the Corporation.
3.	ATTRIBUTES OF DEFERRED SHARE UNITS
3.1	All Deferred Share Units, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan and the Addendum, if applicable, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The Participant hereby confirms that a copy of the Plan and the Addendum, if applicable, has been made available, and agrees to be bound by it.
4.	OTHER PROVISIONS
4.1	Dividend Equivalents will be credited to the DSU Account with respect to the Performance Share Units.

130

5.	MISCELLANEOUS PROVISIONS
5.1	Notices. Any notice to be given pursuant to provisions hereof shall be sufficiently given if delivered personally to the Person to whom it is to be given or if delivered to the Person’s address at the following applicable address or mailed to the Person at such address by ordinary mail, postage prepaid, or provided by any electronic means of sending messages, including facsimile transmission or email, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed:
If to the Corporation:
Address:	Electra Battery Materials Corporation
133 Richmond Street West
Suite 602
Toronto, ON M5H 2L3
Canada
Attention:	Chief Executive Officer
Tel:	(416) 900-3891
Facsimile:	(416) 900-3891
Email:	info@ElectraBMC.com
If to the Participant:
Address:	●
●
Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2	Successors and Assigns. This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives.
5.3	Entire Agreement. This Agreement and the Plan including the Addendum, if applicable, constitute the entire agreement between the parties pertaining to the subject matter hereof and this Agreement supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.
5.4	Governing Law. This Agreement shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

131

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Electra Battery Materials Corporation
By:
Name:
Title:

Name:
Title:

132

APPENDIX 1
TO DSU Award Agreement
NOTICE OF SETTLEMENT OF DEFERRED SHARE UNITS

TO: Electra Battery Materials Corporation (the “Corporation”)

In accordance with the terms and conditions of the Amended and Restated Long-Term Incentive Plan dated as of ● (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20●, including Section 8.5 of the Plan:

1.	Amounts Paid in Settlement. The undersigned hereby irrevocably elects to settle vested Deferred Share Units in the Participant’s DSU Account under the Plan as follows:
Number of Vested Deferred Share Units	Vesting Date	DSU Separation Date
●	● , 20●	● , 20●

2.	Registration. The Shares issued in settlement of the vested Deferred Share Units, if any, are to be registered in the name of the undersigned and are to be delivered, as directed below:
Name
Address

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the __ day of ____________________, 20__ .

Witness to Participant’s Signature	Name:
Title:
3.	Amounts Paid in Settlement. The undersigned hereby irrevocably agrees to settle vested Deferred Share Units in the Participant’s DSU Account under the Plan as follows:
Number of Vested Deferred Share Units	Vesting Date	DSU Separation Date	Percentage in Shares	Percentage in Cash	Date of Settlement
●	● , 20●	● , 20●	● %	● %	● , 20●

133

Accepted and agreed this __ day of ___________________, 20__

.

Electra Battery Materials Corporation
By:
Name:
Title:

134

SCHEDULE 4:
SHARE PURCHASE PLAN

ELECTRA BATTERY MATERIALS CORPoRATION

Employee Share Purchase Plan

Section 1	Purpose of this ESP Plan

This ESP Plan provides Eligible Employees of the Corporation and its Designated Affiliates with a cost efficient vehicle to acquire Common Shares and participate in the equity of the Corporation through payroll deductions for the purposes of: (i) advancing the interests of the Corporation through the motivation, attraction and retention of employees and officers of the Corporation and its Designated Affiliates; and (ii) aligning the interests of the employees of the Corporation with those of the shareholders of the Corporation.

Section 2	Definitions; Construction and Interpretation
2.1	Definitions

For purposes of this ESP Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the words and terms contained in this Section 2.1 with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Aggregate Contribution” means, for any Eligible Employee, the aggregate of the Employee Contribution and the Corporation Contribution.
(b)	“Base Annual Salary” means the basic annual remuneration of an Eligible Employee from the Corporation and its Designated Affiliates exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.
(c)	“Board” means the board of directors of the Corporation.
(d)	“Change of Control” means the occurrence of any one or more of the following events: (i) the Corporation is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation); (ii) the Corporation sells all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of the Corporation); (iii) the Corporation is to be dissolved and liquidated; (iv) any person, entity or group of persons, or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 30% of the Corporation’s outstanding voting securities; or (v) as a result of or in connection with (A) the contested election of directors or (B) a transaction referred to above whereby the persons who were directors of the Corporation before such election or transaction shall cease to constitute a majority of the Board.
(e)	“Committee” means the Directors or, if the Directors so determine in accordance with Section 3.1, the committee of the Directors authorized to oversee this ESP Plan which includes any compensation committee of the Board.

135

(f)	“Common Share” means a common share in the capital of the Corporation as presently constituted, as adjusted in accordance with Section 8.5.
(g)	“Contribution Adjustment Form” means the contribution adjustment form, in the form attached to this ESP Plan as Schedule “B”.
(h)	“Corporation” means Electra Battery Materials Corporation, a corporation existing under the Canada Business Corporations Act, or a successor thereto.
(i)	“Corporation Contribution” means, for any Eligible Employee, the amount that the Corporation credits (or notionally credits) to such Eligible Employee under this ESP Plan pursuant Section 5.2.
(j)	“Designated Affiliates” means the affiliates of the corporation designated by the Committee for purposes of this ESP Plan from time to time.
(k)	“Directors” means the members of the Board from time to time.
(l)	“Eligible Employees” means permanent employees, and including both full-time and part-time salaried employees, of the Corporation or any Designated Affiliates of the Corporation; for purposes hereof, a “permanent” employee is an employee who has an Employment Contract with the Corporation or any Designated Affiliates for a term of at least a year. For greater certainty, the definition of Eligible Employee shall exclude (i) persons engaged in Investor Relations Activities (as such term is defined in the policies of the Exchange) and (ii) Consultants (as such term is defined in the policies of the Exchange) who may not participate under this ESP Plan.
(m)	“Employee Contribution” means, for any Eligible Employee, the amount that such Eligible Employee contributes under this ESP Plan pursuant Section 5.1(a) and Section 5.1(d), as applicable.
(n)	“Employment Contract” means any contract between the Corporation or any Designated Affiliates of the Corporation and any Eligible Employee relating to, or entered into in connection with, the employment of the Eligible Employee.
(o)	“Enrolment and Contribution Election Form” means the enrolment and contribution election form, in the form attached to this ESP Plan as Schedule “A”.
(p)	“ESP Account” means a holding period applicable to the Common Shares issuable under this ESP Plan, as the Committee deems appropriate or as required under applicable securities laws.
(q)	“ESP Plan” means a holding period applicable to the Common Shares issuable under this ESP Plan, as the Committee deems appropriate or as required under applicable securities laws.
(r)	“Exchange” means the TSX Venture Exchange.

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(s)	“Exchange Hold Period” has the meaning attributed thereto in Policy 1.1 – Interpretation, as amended from time to time, of the Corporate Finance Manual of the Exchange.
(t)	“Holding Period” means a holding period applicable to the Common Shares issuable under this ESP Plan, as the Committee deems appropriate or as required under applicable securities laws.
(u)	“Insider” means an “insider” as defined in the Corporate Finance Manual of the Exchange, as amended from time to time.
(v)	“Market Value” means, on any date, the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to such date or, if the Common Shares are not then listed on the Exchange, on such other stock exchange as determined for that purpose by the Committee in its discretion.

(w)          “NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

(x)	“Person” means, unless the context otherwise requires or unless and to the extent otherwise limited or required by applicable law or rules of a stock exchange, any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.
(y)	“Quarterly Period” means a quarterly three-month period during the Corporation’s fiscal year as determined by the Corporation from time to time, with the first Quarterly Period in each fiscal year commencing on the first day of the fiscal year and continuing for three months thereafter, and each subsequent Quarterly Period in that fiscal year running for consecutive three month periods thereafter.
(z)	“retirement” means, in respect of any Eligible Employee, such Eligible Employee ceasing to be eligible to participate in this ESP Plan after attaining the Retirement Age.
(aa)	“Retirement Age” means 65 years of age, or as otherwise stipulated from time to time in the Corporation’s retirement policy (as such policy may be established or revised from time to time at the discretion of the Corporation and subject to applicable laws), or as otherwise determined by the Committee.
(bb)	“Subsidiary” shall mean any subsidiary of the Corporation from time to time.
(cc)	“Termination” or “Terminated” means (i) the termination of the employment of an Eligible Employee by the Corporation or a Designated Affiliate (with or without cause), or (ii) the cessation of the employment of an Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation, death or otherwise of an Eligible Employee other than in connection with the Retirement of an Eligible Employee.
(dd)	“Withdrawal Form” means the withdrawal form, in the form attached to this ESP Plan as Schedule “C”.

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2.2	Construction and Interpretation
(a)	Headings. The headings of all Articles, Sections and Paragraphs in this ESP Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this ESP Plan. References to “Article”, “Section” or “Paragraph” in this ESP Plan refer to an Article, Section or Paragraph in this ESP Plan unless expressly stated otherwise.
(b)	Context and Construction. Whenever the singular or masculine are used in this ESP Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
(c)	References to this ESP Plan. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this ESP Plan as a whole and not to any particular Article, Section, Paragraph or other part hereof. In this ESP Plan, “including” and “includes” means including or includes, as the case may be, without limitation.
(d)	Discretion. Whenever the Committee has discretion to administer this ESP Plan, the term “discretion” means the sole and absolute discretion of the Committee.
(e)	Unenforceability. If any Article, Section, Paragraph or provision of this ESP Plan is determined to be void or unenforceable (in whole or in part), then such determination shall not affect the validity or enforceability of any other Article, Section, Paragraph or provision of this ESP Plan.
(f)	Canadian Funds. Unless otherwise specifically provided, all references to dollar amounts in this ESP Plan are references to lawful money of Canada.
Section 3	Administration of this ESP Plan
3.1	Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by a resolution of the Board, be exercised by a committee of the Board comprised of not less than three (3) Directors, including any compensation committee of the Board.

3.2	Administration of this ESP Plan
(a)	This ESP Plan shall be administered by the Committee, provided, however, that the Committee shall be entitled to delegate administrative duties relating to this ESP Plan to a third-party administrator as may from time to time be appointed by the Committee.
(b)	The Committee shall have full authority to administer this ESP Plan, including the authority to interpret and construe any provision of this ESP Plan and to adopt, amend and rescind such rules and regulations for administering this ESP Plan as the Committee may deem necessary or appropriate in order to comply with the requirements of this ESP Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Eligible Employees and the Corporation.

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(c)	No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this ESP Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made.
(d)	The appropriate officers of the Corporation are hereby authorized and empowered to do all things, and to execute and deliver all instruments, undertakings, applications and writings as they, in their absolute discretion, consider necessary or appropriate for the implementation of this ESP Plan and of the rules and regulations established for administering this ESP Plan.
(e)	All costs incurred in connection with this ESP Plan shall be for the account of the Corporation.
(f)	The Corporation and the Eligible Employee are responsible for ensuring and confirming that the Eligible Employee is eligible to participate in this ESP Plan as a bona fide employee of the Corporation and/or Designated Affiliates or Subsidiaries.
(g)	Consultants (as such term is defined in the policies of the Exchange) are not Eligible Employees under this ESP Plan and are not entitled to participate under this ESP Plan.
3.3	Maximum Number of Common Chares
(a)	The aggregate number of Common Shares made available for issuance from treasury under this ESP Plan, subject to adjustment pursuant to Section 8.5, shall not exceed 1,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from treasury under this ESP Plan and pursuant to all other security-based compensation arrangements of the Corporation and its Subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding. The Corporation reserves the right to allocate Common Shares to Eligible Employees participating under this ESP Plan on a pro-rata basis should the number of Common Shares to be issued from treasury under this ESP Plan otherwise exceeds this threshold.
(b)	The aggregate number of Common Shares that may be issued under this ESP Plan is subject to a number of restrictions including the following (i) the aggregate number of Common Shares issuable to Insiders, at any time, under this ESP Plan and all other security-based compensation arrangements of the Corporation and its Subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; (ii) within any one-year period, the Corporation shall not issue Insiders under this ESP Plan and all other security-based compensation arrangements of the Corporation and its Subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis and (iii) within any one-year period, the Corporation shall not issue to any one Person (and companies wholly-owned by that Person) under this ESP Plan and all other security-based compensation arrangements of the Corporation and its Subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

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Section 4	Eligibility
(a)	The Corporation is establishing this ESP Plan for all Eligible Employees.
(b)	Eligible Employees shall, from time to time, be entitled to participate in this ESP Plan. Notwithstanding the foregoing, the Committee shall have the right, in its absolute discretion, to determine that any employee that is otherwise an Eligible Employee is not entitled to participate in this ESP Plan.
(c)	Participation in this ESP Plan shall be entirely voluntary and shall not be construed to give any Eligible Employee the right to be employed or to continue to be employed by the Corporation or any Designated Affiliates.
Section 5	Participation and Contributions
5.1	Election to Participate in this ESP Plan; Employee Contribution
(a)	Any Eligible Employee may elect to participate in this ESP Plan by delivering a completed and executed “Enrolment and Contribution Election Form” to the Corporation, which sets forth, among other things, the amount of the Employee Contribution and the registration and delivery instructions for the Common Shares issuable under this ESP Plan. The “Enrolment and Contribution Election Form” shall also authorize the Corporation to deduct from the amount of the Base Annual Salary payable to such Eligible Employee the amount of the Employee Contribution, in equal instalments, beginning in the first Quarterly Period in which such Eligible Employee enrols in this ESP Plan.
(b)	The ability of any Eligible Employee to participate in this ESP Plan shall be determined by the Corporation for each Quarterly Period. To be eligible to participate in this ESP Plan for any Quarterly Period, an Eligible Employee must either (i) already have a current “Enrolment and Contribution Election Form” on record with the Corporation in respect of a prior Quarterly Period, or (ii) deliver a new completed and executed “Enrolment and Contribution Election Form” to the Corporation at least ten (10) business days before the beginning of any such Quarterly Period.
(c)	If an Eligible Employee delivers a completed and executed “Enrolment and Contribution Election Form” to the Corporation less than (10) business days before the beginning of any Quarterly Period, then such Eligible Employee shall not be eligible to participate in this ESP Plan for such Quarterly Period. However, the “Enrolment and Contribution Election Form” shall remain on record with the Corporation for the ensuing Quarterly Period for purposes of determining the eligibility of such Eligible Employee to participate in this ESP Plan for the ensuing Quarterly Period.
(d)	The amount of the Employee Contribution shall be a minimum of 1% and a maximum of 10% of the Base Annual Salary (before deductions) of such Eligible Employee, subject to the discretion of the Committee. The Employee Contribution shall be subject to the limits set out in Section 3.3 hereto.

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(e)	Any Eligible Employee participating in this ESP Plan may, once each calendar year, elect to change the amount of the Employee Contribution or the registration and delivery instructions for the Common Shares issuable under this ESP Plan by delivering a completed and executed “Contribution Adjustment Form” to the Corporation at least ten (10) business days before the beginning of any Quarterly Period. If an Eligible Employee delivers a completed and executed “Contribution Adjustment Form” to the Corporation less than (10) business days before the beginning of any Quarterly Period, then there shall be no adjustment to the amount of the Employee Contribution for such Quarterly Period. However, the “Contribution Adjustment Form” shall remain on record with the Corporation for the ensuing Quarterly Period for purposes of determining the Employee Contribution for the ensuing Quarterly Period, or the registration and delivery instructions for the Common Shares issuable under this ESP Plan.
(f)	The Chief Financial Officer shall have discretion to waive, from time to time in circumstances deemed appropriate by the Chief Financial Officer, the timing requirements under this ESP Plan for the delivery of the “Enrolment and Contribution Election Form” and the “Contribution Adjustment Form”.
(g)	any eligible employee delivering a completed and executed “enrolment and contribution election form” or “contribution adjustment form” shall be deemed to have authorized and accepted the terms of this esp plan, as it may be amended and varied from time to time.
(h)	Upon receipt of a completed “Enrolment and Contribution Election Form” to the satisfaction of the Corporation, the Corporation will provide each Eligible Employee with the following:
(i)	a copy of the ESP Plan, including a written explanation of any amendments or revisions enacted by the Committee applicable to the Eligible Employee; and
(ii)	any other information regarding this ESP Plan required to be provided, and in a manner prescribed, under any applicable laws.
5.2	Corporation Contribution

For each Quarterly Period during a calendar year (i.e., March 31st, June 30th, September 30th and December 31st), the Corporation shall credit (or notionally credit) the “ESP Account” of each Eligible Employee participating in the ESP Plan with the Corporation Contribution in an amount equal to 100% of the amount of the Employee Contribution of such Eligible Employee.

5.3	Aggregate Contribution

The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

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Section 6	Vesting and Settlement
6.1	ESP Accounts
(a)	An “ESP Account” shall be maintained by the Corporation for each Eligible Employee participating in this ESP Plan and will be credited with notional grants of Common Shares for each Quarterly Period.
(b)	The “ESP Account” of each Eligible Employee shall be credited with notional grants of Common Shares for each Quarterly Period during a calendar year (i.e., March 31st, June 30th, September 30th and December 31st) in an amount equal to the quotient obtained when (i) the Aggregate Contribution then held by the Corporation in trust for an Eligible Employee as of the end of each Quarterly Period, is divided by (ii) the Market Value of the Common Shares as of the end of each Quarterly Period.
(c)	In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee to the number of notional Common Shares then credited to the “ESP Account” of an Eligible Employee.
(d)	Whenever cash or other dividends are paid on the Common Shares, additional notional Common Shares will be credited to the “ESP Account” of an Eligible Employee in respect of the notional Common Shares then credited to the “ESP Account” of an Eligible Employee. The number of such additional notional Common Shares to be credited to the “ESP Account” of an Eligible Employee shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Eligible Employee if the notional Common Shares then credited to the “ESP Account” of such Eligible Employee as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as of the date on which the dividend is paid on the Common Shares. The notional Common Shares which may be issued under this Section are subject to the limits set out in Section 3.3 hereto and the Board retains the discretion to make cash payment in lieu of the issuance of such notional Common Shares in the event any issuance would exceed such limits.
(e)	The “ESP Account” being maintained by the Corporation for each Eligible Employee participating in this ESP Plan shall, at all times, include: (i) the name and address of each Eligible Employee participating in this ESP Plan; (ii) the Aggregate Contribution of each such Eligible Employee, including a breakdown of the Employee Contribution and the Corporation Contribution; and (iii) the number of notional Common Shares then credited to the “ESP Account” of each Eligible Employee participating in this ESP Plan.
(f)	The notional Common Shares recorded in the “ESP Account” maintained by the Corporation for each Eligible Employee participating in this ESP Plan are not Common Shares or other securities of the Corporation and, except as specifically provided herein, shall not entitle an Eligible Employee to any rights of shareholders of the Corporation, including, without limitation, voting rights, distribution entitlements or rights on liquidation.

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(g)	The Eligible Employee shall only be entitled to receive Common Shares upon the notional Common Shares recorded in his or her “ESP Account” becoming vested in accordance with Section 6.2.
6.2	Vesting
(a)	The notional Common Shares credited to the “ESP Account” of an Eligible Employee shall vest, in respect of the Employee Contribution, immediately upon the earlier of (i) a Change of Control of the Corporation, (ii) the commencement of the total disability of the Eligible Employee, (iii) the death of the Eligible Employee, and (iv) December 31st of any calendar year. For the avoidance of doubt, any notional Common Shares credited to the “ESP Account” of an Eligible Employee must not vest more than 12 months following the date that any such Eligible Employees ceases to be an Eligible Employee of the Corporation.
(b)	The notional Common Shares credited to the “ESP Account” of an Eligible Employee shall vest, in respect of the Corporation Contribution, on the terms set in the sole discretion of the Committee. However, if the Committee has not specified the vesting terms of a particular issuance of Common Shares credited to the “ESP Account” of an Eligible Employee, such Common Shares shall vest immediately upon the earlier of (i) a Change of Control of the Corporation, (ii) the commencement of the total disability of the Eligible Employee, (iii) the death of the Eligible Employee, and (iv) December 31st of any calendar year, provided that such Eligible Employee has not been Terminated prior to such date.
(c)	If any notional Common Shares granted in respect of the Corporation Contribution do not vest on or prior to December 31st of any calendar year, then the amount of the Corporation Contribution shall be credited (or notionally credited) back to the Corporation. For greater certainty, if an Eligible Employee is Terminated prior to the notional Common Shares credited to his or her “ESP Account” becoming vested, then the amount of the Corporation Contribution shall be credited (or notionally credited) back to the Corporation.
6.3	Settlement of Vested Common Shares
(a)	The Corporation, in its sole discretion, shall either:
(i)	within ten (10) days from the end of each calendar year (i.e., by January 10th of the ensuing calendar year), purchase or arrange for the purchase on the market, on behalf of each Eligible Employee (in accordance with the applicable policies of the Exchange), such number of Common Shares equal to the number of notional Common Shares credited to the “ESP Account” of such Eligible Employee as at December 31st of such calendar year; or
(ii)	within ten (10) days from the end of each calendar year (i.e., by January 10th of the ensuing calendar year), purchase or arrange for the purchase on the market, on behalf of each Eligible Employee (in accordance with the applicable policies of the Exchange), such number of Common Shares equal to the number of notional Common Shares credited to the “ESP Account” of such Eligible Employee as at December 31st of such calendar year; or

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(iii)	within ten (10) days from the end of each calendar year (i.e., by January 10th of the ensuing calendar year), issue to each Eligible Employee in accordance with Paragraph 6.3(a)(i), or purchase on behalf of such Eligible Employee in accordance with Paragraph 6.3(a)(ii), in any combination of the foregoing, such number of Common Shares equal to the number of notional Common Shares credited to the “ESP Account” of such Eligible Employee as at December 31st of such calendar year.
(b)	No fractional Common Shares are authorized to be issued, purchased or otherwise awarded under this ESP Plan. For greater certainty, the Corporation will only issue, purchase or otherwise award whole Common Shares under this ESP Plan, and shall hold any unused balance of the Aggregate Contribution in trust for an Eligible Employee until used in accordance with this ESP Plan (without accruing interest).
6.4	Holding Period
(a)	The Committee may make Common Shares issued to Eligible Employees under this ESP Plan subject to any Holding Period as deemed appropriate or as required under applicable securities laws and policies of the Exchange including the Exchange Hold Period, if applicable.
(b)	The Common Shares issuable under this ESP Plan shall only be issued where: (i) an exemption is available from the prospectus requirement to a distribution pursuant to section 2.24 of NI 45-106, and (ii) the Eligible Employee establishes that the conditions in subsection 2.6(3) of National Instrument 45-102 – Prospectus Exempt Distributions are satisfied.
6.5	Termination or Retirement
(a)	In the event of the Termination or Retirement of an Eligible Employee, the Eligible Employee shall automatically and immediately cease to be entitled to participate in this ESP Plan.
(b)	(b) In the event that an employee is an Eligible Employee at the beginning of a Quarterly Period, but, for any reason, including Termination or Retirement, is not an Eligible Employee at the end of a Quarterly Period, then the “ESP Account” of such employee shall not be credited with a notional grant of Common Shares in respect of such Quarterly Period pursuant to Section 6.1(b). Instead, any amount deducted by the Corporation from the amount of the Base Annual Salary in respect of such Quarterly Period, if any, (which, for greater certainty, would have represented the Employee Contribution) less any withholding taxes, shall be payable to such employee in cash by the Corporation within a reasonable period of time.
(c)	In the case of the death of an Eligible Employee, the entitlement to make a claim for notional Common Shares credited to the “ESP Account” of such Eligible Employee by his/her/its heirs or administrators must not exceed 12 months from the date of such Eligible Employee’s death.

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6.6	Election to Withdraw from this ESP Plan
(a)	Any Eligible Employee may elect to withdraw from this ESP Plan by delivering a completed and executed “Withdrawal Form” to the Corporation at least ten (10) business days before the beginning of any Quarterly Period. If an Eligible Employee delivers a completed and executed “Withdrawal Form” to the Corporation less than ten (10) business days before the beginning of any Quarterly Period, then such Eligible Employee may continue to be deemed a participant in this ESP Plan for such Quarterly Period. However, the “Withdrawal Form” shall remain on record with the Corporation for the ensuing Quarterly Period for purposes of processing the withdrawal of such participant from this ESP Plan.
(b)	Any Eligible Employee who withdraws from this ESP Plan pursuant to Section 6.6(a) shall be deemed, for the ensuing four (4) Quarterly Periods, to not be an Eligible Employee for purposes of this ESP Plan and, for greater certainty, shall not be allowed to participate in this ESP Plan for the ensuing four (4) Quarterly Periods.
(c)	The Chief Financial Officer shall have discretion to waive, from time to time in circumstances deemed appropriate by the Chief Financial Officer, the timing requirements set forth in section 6.6(a) and 6.6(b).
6.7	Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with this ESP Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation, including the Exchange. If any Common Shares cannot be issued to any Eligible Employee for whatever reason, then the obligation of the Corporation to issue such Common Shares shall terminate and any Employee Contribution held in trust for an Eligible Employee shall be returned to the Eligible Employee without interest.

Section 7	Tax Matters
7.1	Canadian Tax Treatment

The tax ramifications for Eligible Employees participating in this ESP Plan will depend on a number of factors. Eligible Employees should note that income tax laws are subject to change and such changes may affect the tax treatment of this ESP Plan and the Eligible Employee’s individual tax treatment. Eligible Employees should consult their tax advisors to determine their individual tax treatment in connection with their participation in this ESP Plan.

7.2	Canadian Tax

The Corporation and any Designated Affiliates may withhold, or require an Eligible Employee to remit to the Corporation, any income taxes and other required withholdings which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment made or credit given under this ESP Plan. With respect to any required withholding, the Corporation shall have the irrevocable right to, and the Eligible Employee consents to, the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to the Eligible Employee (whether arising pursuant to the Eligible Employee’s relationship as an employee of the Corporation or otherwise), or may make such other arrangements that are satisfactory to the Eligible Employee and the Corporation.

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Section 8	General
8.1	Change of Control

Notwithstanding any provisions to the contrary contained in this ESP Plan, all unvested notional Common Shares in an Eligible Employee’s “ESP Account” that are outstanding at the time of a “Change of Control” shall vest immediately upon such Change of Control (or such earlier date as may be necessary or appropriate to facilitate the Change of Control transaction).

In addition, each Eligible Employee shall, upon a Change of Control, be entitled to a cash payment in respect of any amounts deducted by the Corporation from the amount of the Base Annual Salary of such Eligible Employee, if any, during the Quarterly Period in which such Change of Control occurred (which, for greater certainty, would have represented the Employee Contribution at the end of such Quarterly Period) plus an amount equal to 60% of such amount (which, for greater certainty, would have represented the Corporation Contribution at the end of such Quarterly Period) less any withholding taxes.

8.2	Suspension, Termination or Amendments of this ESP Plan

The Committee may from time to time amend, suspend or terminate (and re-instate) this ESP Plan in whole or in part without approval of the shareholders of the Corporation, but subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Exchange. Notwithstanding the foregoing, this ESP Plan shall not be amended to (i) increase the maximum number of Common Shares made available for issuance from treasury under this ESP Plan, or (ii) change the amount of the Corporation Contribution, or (iii) modify this amendment provision, without approval of the shareholders of the Corporation.

8.3	Non-Assignable

Except as otherwise may be expressly provided for under this ESP Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of an Eligible Employee under this ESP Plan is assignable or transferable.

8.4	No Contract of Employment

Nothing contained in this ESP Plan shall confer or be deemed to confer upon any Eligible Employee the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliates to discharge any Eligible Employee at any time for any reason whatsoever, with or without cause. Participation in this ESP Plan by an Eligible Employee shall be voluntary.

8.5	Adjustment in Number of Shares Subject to this ESP Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in the number of Common Shares available under this ESP Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this ESP Plan.

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8.6	Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of this ESP Plan. None of the Board, the Committee, the Corporation, nor any Subsidiary make any representation, commitment, or guarantee that any tax treatment will apply or be available to any person participating or eligible to participate in this ESP Plan, including, without limitation, any tax imposed by Canada or any other country or any estate tax.

8.7	Governing Law

This ESP Plan and the Common Shares granted under this ESP Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Adopted by the Board of Directors of Electra Battery Materials Corporation on [●], 2022.

Approved by the Shareholders of Electra Battery Materials Corporation on November 10, 2022.

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Enrolment and Contribution Election Form

ELECTRA BATTERY MATERIALS CORPORATION
EMPLOYEE SHARE PURCHASE PLAN

To:	Electra Battery Materials Corporation (the “Corporation”) Attention: Board of Directors of the Corporation

Re:	Employee Share Purchase Plan of the Corporation (the “ESP Plan”)

Any words or terms not otherwise defined in this “Enrolment and Contribution Form”, but defined in the ESP Plan, shall have the meanings ascribed thereto in the ESP Plan.

I hereby confirm that, as of the date written below, I am a permanent salaried employee (either full-time or part-time) of Electra Battery Materials Corporation (the “Corporation”) or an affiliate of the Corporation and, as such, may be eligible to participate in the ESP Plan, subject to and in accordance with the terms of the ESP Plan.

I also confirm and acknowledge that:

1.	I have received and reviewed a copy of the ESP Plan, and agree to be bound by the terms of the ESP Plan.
2.	The ESP Plan may be amended and varied from time to time or cancelled without notice.
3.	My participation in the ESP Plan is subject, at all times, to the discretion of the Committee.
4.	In order to participate in the ESP Plan, I must elect to contribute money to the ESP Plan, on an ongoing basis, which election must (i) be made at least ten (10) business days before the beginning of any Quarterly Period, (ii) authorize the Corporation to deduct from my Base Annual Salary the amount of the Employee Contribution in equal instalments beginning on the first day of such Quarterly Period, and (iii) specify the amount of the Employee Contribution in a minimum of 1% and a maximum of 10% of my Base Annual Salary (before deductions), subject to the discretion of the Committee.
5.	In order to change the amount of my Employee Contribution or the registry or delivery instructions in respect of Common Shares issuable to me, I must deliver a “Contribution Adjustment Form” (the form of which is attached to the ESP Plan as Schedule “B”) at least ten (10) business days before the beginning of any Quarterly Period (subject to the discretion of the Committee).
6.	In order to withdraw from the ESP Plan, I must deliver a “Withdraw Form” (the form of which is attached to the ESP Plan as Schedule “C”) at least ten (10) business days before the beginning of any Quarterly Period (subject to the discretion of the Committee).
7.	The Corporation or an affiliate of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or an affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to hold in connection with any common shares of the Corporation purchased pursuant to the ESP Plan.

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8.	The Common Shares issuable under this ESP Plan shall only be issued where: (i) an exemption is available from the prospectus requirement to a distribution pursuant to section 2.24 of National Instrument 45-106 – Prospectus Exemptions, and (ii) the Eligible Employee establishes that the conditions in subsection 2.6(3) of National Instrument 45-102 – Prospectus Exempt Distributions are satisfied. I shall notify the Corporation if, at any time, any of the conditions in subsection 2.6(3) of National Instrument 45-102 – Prospectus Exempt Distributions are not satisfied.
9.	The Corporation has made no representation or warranty as to the future market value of any common shares of the Corporation issued in accordance with the provisions of the ESP Plan.

(TO PARTICIPATE IN THE ESP PLAN, THE ELIGIBLE EMPLOYEE MUST COMPLETE ALL REQUESTED INFORMATION, INCLUDING INITIALLING AND SIGNING WHERE INDICATED BELOW)

Initials
I hereby irrevocably elect to participate in the ESP Plan, beginning the next Quarterly Period in which I am eligible to participate in the ESP Plan.
I hereby irrevocably authorize the Corporation to deduct from my Base Annual Salary the Employee Contribution, in equal monthly instalments, beginning in the next Quarterly Period in which I am eligible to participate in the ESP Plan, in the monthly amount of $ (INSERT MONTHLY AMOUNT OF EMPLOYEE CONTRIBUTION)
I hereby acknowledge that I shall not be entitled to withdraw from the ESP Plan or make any adjustment to the amount of my Employee Contribution unless a written notice is delivered to the Corporation at least ten (10) business days before the beginning of any Quarterly Period (subject to the discretion of the Committee), in accordance with the ESP Plan.

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Account Registration Information: The interest in the certificates representing the Common Shares, as applicable, should be registered as follows:
(Name to Appear on Certificate)
(Registration Address, including Postal Code)
(Account Reference, if applicable)

Delivery Instructions: Please deliver the certificates with respect to the Common Shares, as applicable, to:
(Name)
(Account Reference, if applicable)
(Delivery Address)
(Contact Name) (Telephone Number)

In case of the undersigned’s death, the undersigned hereby designates that all of the contributions under this ESP Plan made by the undersigned and held by the Corporation at the relevant time shall be distributed to ________________________ (name of beneficiary) as my beneficiary for such assets at _____________________________________(address for beneficiary).

The name of the trustee, if any, in the event such beneficiary is a minor child is ______________________ (name of trustee) and their address is __________________________________________(address for trustee).

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DATED as of the __ day of _________________, 20__ .

(Signature of Witness)	(Signature of Employee)

(Print Name of Witness)	(Print Name of Employee)

(Print Address of Employee)

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Contribution Adjustment Form

ELECTRA BATTERY MATERIALS CORPORATION
EMPLOYEE SHARE PURCHASE PLAN

To:	Electra Battery Materials Corporation (the “Corporation”) Attention: Board of Directors of the Corporation

Re:	Employee Share Purchase Plan of the Corporation (the “ESP Plan”)

Any words or terms not otherwise defined in this “Contribution Adjustment Form”, but defined in the ESP Plan, shall have the meanings ascribed thereto in the ESP Plan.

The undersigned hereby irrevocably gives notice to, and directs, the Corporation to: (CHECK ALL THAT APPLY)

☐	Adjust the amount of my Employee Contribution with effect beginning the next Quarterly Period in which I am eligible to adjust the amount of my Employee Contribution under the ESP Plan. I hereby irrevocably authorize the Corporation to deduct from my Base Annual Salary the Employee Contribution, in equal monthly instalments, beginning in the next Quarterly Period in which I am eligible to participate in the ESP Plan, in the adjusted monthly amount of $ (INSERT ADJUSTED AMOUNT OF MONTHLY EMPLOYEE CONTRIBUTION)
☐	Change the account registration instructions in respect of the issuance of the common shares of the Corporation being issued to me under the ESP Plan. (INSERT ADJUSTED ACCOUNT REGISTRATION INFORMATION)
Account Registration Information: The interest in the certificates representing the Common Shares, as applicable, should be registered as follows:
(Name to Appear on Certificate)
(Registration Address, including Postal Code)
(Account Reference, if applicable)

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☐	Change the delivery instructions in respect of the issuance of the common shares of the Corporation being issued to me under the ESP Plan. (INSERT ADJUSTED DELIVERY INSTRUCTIONS)
Delivery Instructions: Please deliver the certificates with respect to the Common Shares, as applicable, to:
(Name)
(Account Reference, if applicable)
(Delivery Address)
(Contact Name) (Telephone Number)

DATED as of the __ day of _________________, 20__ .

(Signature of Witness)	(Signature of Employee)

(Print Name of Witness)	(Print Name of Employee)

(Print Address of Employee)

153

Withdrawal Form

ELECTRA BATTERY MATERIALS CORPORATION
EMPLOYEE SHARE PURCHASE PLAN

To:	Electra Battery Materials Corporation (the “Corporation”) Attention: Board of Directors of the Corporation

Re:	Employee Share Purchase Plan of the Corporation (the “ESP Plan”)

Any words or terms not otherwise defined in this “Withdrawal Form”, but defined in the ESP Plan, shall have the meanings ascribed thereto in the ESP Plan.

The undersigned hereby irrevocably gives notice to, and directs, the Corporation to, cancel the undersigned’s participation in the ESP Plan, effective the ensuing Quarterly Period in which the undersigned is eligible to withdraw from the ESP Plan, pursuant to the terms of the ESP Plan.

DATED as of the __ day of __________________, 20__ .

(Signature of Witness)	(Signature of Employee)

(Print Name of Witness)	(Print Name of Employee)

(Print Address of Employee)

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